PE
12-31-02



03058378

MAY 9 2003

AFFILIATED MANAGERS GROUP

ANNUAL REPORT 2002

PROCESSED
MAY 12 2003
THOMSON
FINANCIAL


MAIL PROCESSING
RECEIVED
MAY 0 9 2003
187
SECTION

Affiliated Managers Group, Inc. (NYSE: AMG) is an asset management company with equity investments in a diverse group of high quality mid-sized asset management firms (its "Affiliates"). AMG's innovative investment approach preserves the entrepreneurial orientation that distinguishes the most successful investment management firms by:

- **Maintaining and enhancing Affiliate managers' equity incentives in their firms;**

- **Preserving each Affiliate's distinct culture and entrepreneurial focus; and**

- **Providing Affiliates with the ability to realize the benefits of scale economies in distribution, operations and technology.**

AMG seeks to achieve earnings growth both through the internal growth of its existing Affiliates and through investments in new Affiliates. As of December 31, 2002, AMG's Affiliates collectively managed over $70 billion in more than 150 investment products across the high net worth, mutual fund and institutional distribution channels. In the five years since the Company's initial public offering, AMG's cash earnings per share have grown at a compound annual rate of 24%.

FINANCIAL HIGHLIGHTS

(in millions, except as indicated and per share data)	2000	2001	**2002**
		Years ended December 31,	
OPERATING RESULTS			
Revenue	$ 458.7	$ 408.2	**$ 482.5**
EBITDA[1]	142.4	132.1	**138.8**
Net Income	56.7	50.0	**55.9**
Cash Net Income[2]	87.7	84.1	**99.5**
Earnings per share – diluted	$ 2.49	$ 2.20	**$ 2.48**
Cash earnings per share[3] – diluted	3.85	3.70	**4.41**
BALANCE SHEET DATA			
Total assets	$ 793.7	$1,160.3	**$1,243.0**
Senior indebtedness[3]	151.0	252.9	**229.0**
Mandatory convertible securities	—	200.0	**230.0**
Stockholders' equity	493.9	543.3	**571.9**
OTHER FINANCIAL DATA			
Assets under management (at period end, in billions)	$ 77.5	$ 81.0	**$ 70.8**
Average shares outstanding – diluted	22.8	22.7	**22.6**

(1) Earnings before interest expense, income taxes, depreciation and amortization. See page 28 for a discussion of our use of EBITDA as a supplemental liquidity measure.

(2) Net Income plus the non-cash expenses of depreciation, amortization and deferred taxes. As discussed on page 26, for periods prior to our adoption of FAS 142 in 2002, we defined Cash Net Income as "Net Income plus depreciation and amortization." See page 26 for a discussion of our use of Cash Net Income as a supplemental performance measure.

(3) Excludes mandatory convertible securities. Our senior indebtedness, including subsequent issuance and repurchase activity, is discussed on pages 27 and 28 and in Notes 6 and 19 to our Consolidated Financial Statements.

LETTER TO SHAREHOLDERS

Against the backdrop of another difficult year in the equity markets, AMG produced solid financial and operating results in 2002. Our earnings remained stable, as our Affiliates' strong relative investment performance and positive net client cash flows helped to offset market related declines in assets under management. In addition, we continued to position ourselves well for the future, executing a number of initiatives designed to enhance the businesses of our existing Affiliates, and welcoming our newest Affiliate, Third Avenue Management.

The consistency of our financial results in 2002 reflects the strength and diversity of our Affiliates, which collectively manage more than 150 investment products in an array of investment styles and asset classes. With our broad participation in a variety of traditional and performance fee products offered across a range of distribution channels, AMG is well positioned for strong long-term earnings growth.

While equity market conditions generally favored our value oriented asset managers this year, many of our Affiliates, including both value and growth oriented firms, produced strong investment performance relative to their peers and benchmarks. Among our larger Affiliates (as measured by contribution to EBITDA), value oriented managers such as Tweedy, Browne Company and Systematic Financial Management continued to generate solid investment performance and net client cash flows, while our growth oriented Affiliates, including Frontier Capital Management Company and Davis Hamilton Jackson & Associates, produced strong relative investment performance as well. First Quadrant, a quantitative manager, also generated excellent investment results in 2002.

AMG's Affiliate Development team made excellent progress this year in working with Affiliates on an individual and collective basis to enhance the profitability and



Nathaniel Dalton
Executive Vice President, Affiliate Development

Left: Seth W. Brennan
Executive Vice President, New Investments

Right: Darrell W. Crate
Executive Vice President and Chief Financial Officer

growth of their businesses. Our first multi-Affiliate product, a series of diversified portfolios (called Multiple Attribute Portfolios, or "MAPs") distributed through the brokerage channel, has grown to include nine portfolios managed by various combinations of six Affiliates. This year we also worked with our Affiliate, The Burridge Group, to launch their Portfolio Services Group division. That division serves as a distribution platform for MAPs and other Affiliate investment products that were previously unavailable to retail investors. In addition, we strengthened and expanded the marketing and product resources available at AMG to assist Affiliates in positioning their existing products, as well as developing new ones. Finally, our Affiliate Development team works closely with our Affiliates on their long-term succession and strategic plans, and we continue to make significant advances in this area.

Our new investment activities in 2002 were highlighted by the addition of Third Avenue Management to our group of Affiliates. Third Avenue Management, which is based in New York, applies a deep value approach to investing in equities and real estate and corporate debt securities. As the adviser to the highly regarded Third Avenue family of no-load mutual funds, Third Avenue Management broadens AMG's participation in the mutual fund distribution channel and strengthens our exposure to deep value investment management.

Although the challenging equity market environment has led to a decline in transaction activity within the broader investment management industry, AMG continues to cultivate relationships with high quality asset management firms, and our investment structure is increasingly recognized as a superior succession planning solution for entrepreneurial investment managers which are committed to the contin-



Sean M. Healey
President and Chief Operating Officer

William J. Nutt
Chairman and Chief Executive Officer

ued growth of their firms. In addition, we continue to evaluate strategic opportunities that may complement or enhance the businesses of our existing Affiliates.

Our financial strength and liquidity continue to provide a foundation for our growth initiatives. This past year we further strengthened our balance sheet with the completion of a new, three-year, $250 million revolving credit facility with a group of major commercial banks. In early 2003, we extended the maturity of our obligations by selling $300 million of convertible securities, using the proceeds in part to repurchase a substantial portion of previously issued convertible securities with an earlier maturity. Combined with our strong recurring cash flow from operations, these financing arrangements ensure that we have the resources available to finance our capital commitments and to continue to execute our growth strategy.

Finally, we are grateful to our Affiliates, employees and service providers for their contributions to our continued success, and to our shareholders for their ongoing support.

Sincerely,

William J. Nutt, *Chairman and CEO*

Sean M. Healey, *President and COO*



AMG's unique partnership approach creates powerful incentives for continued strong performance and excellent client service by providing Affiliate management with direct equity participation in their firms alongside AMG. AMG's growth strategy is to generate shareholder value through the internal growth of existing Affiliates, accretive investments in additional, growing mid-sized investment management firms, and strategic transactions and relationships designed to enhance its Affiliates' businesses and growth prospects.

AMG is well positioned to participate in many of the fastest growing areas of the investment management industry while maintaining a diversified exposure across industry sectors. The Company's balanced exposure to growth and value equity investment styles, and its broad participation in the high net worth, mutual fund and institutional distribution channels has enabled AMG to achieve consistent financial results in changing market conditions.

High Net Worth Distribution Channel – AMG's Affiliates in the high net worth channel provide customized investment management services through direct relationships with wealthy clients as well as through managed account programs through major brokerages. A number of Affiliates, including Tweedy, Browne Company, Gofen and Glossberg and Welch & Forbes focus on affluent and ultra high net worth individuals and families, while Affiliates such as Rorer Asset Management and The Burridge Group are well established in many of the leading brokerage programs.


18

AMG has responded to recent growth trends within the managed account segment of the high net worth distribution channel by working with its Affiliates to develop new products and to broaden their distribution capabilities. For example, the Company capitalized on its Affiliates' diverse investment styles to develop Multiple Attribute Portfolios ("MAPs"), a series of portfolios designed to meet a range of asset allocation preferences for separate account investors. Each portfolio is managed by multiple independent, specialty managers selected from among AMG's Affiliates.

In the fall of 2002, AMG and its Affiliate, The Burridge Group, formed Portfolio Services Group ("PSG"), leveraging Burridge's sales and marketing capabilities to offer other AMG Affiliates cost-effective access to the separate account marketplace with the support of a well-established distributor. In addition to the MAPs, PSG currently distributes separate account products for three other Affiliates.

Mutual Fund Distribution Channel – AMG has a strong presence in the mutual fund channel, with Affiliates providing advisory or sub-advisory services to over 35 domestic and offshore mutual funds specializing in a broad range of investment categories. The Company's Affiliates are widely recognized as leaders in their respective sectors of the mutual fund marketplace, and over 80% of AMG's EBITDA from the mutual fund channel is generated by funds rated four or five stars by Morningstar, Inc.® Among the Company's most prominent and highly rated funds are Tweedy, Browne








Company's Tweedy, Browne Global Value and American Value funds, Third Avenue Management's Third Avenue family of no-load mutual funds, and Friess Associates' growth oriented Brandywine funds.

Affiliate mutual funds are distributed to retail and institutional clients directly and through intermediaries, including independent investment advisers, retirement plan sponsors, broker-dealers, major fund marketplaces and bank trust departments. A number of Affiliate funds are also distributed on the Managers AMG mutual fund platform through the Company's Affiliate, The Managers Funds. AMG established the Managers AMG no-load mutual fund family in 1999 to enable its Affiliates with a predominately institutional or high net worth clientele to enter the mutual fund distribution channel. The Managers AMG fund family continued to grow in 2002 with the addition of funds managed by The Burridge Group and Systematic Financial Management.



Institutional Distribution Channel – AMG's institutionally-oriented Affiliates offer investment portfolios across more than 20 investment disciplines that span a range of capitalizations and investment styles, and include balanced, global and market neutral products. In addition to products that carry fees based upon assets under management, several Affiliates offer institutional and other clients performance-fee products, including private partnerships. AMG's Affiliates serve a broad range of clients in the institutional channel, including foundations and endowments, defined benefit and defined contribution plans for corporations and municipalities, and Taft-Hartley plans.

Experienced marketing and client services professionals at AMG work closely with Affiliates to enhance their presence in the institutional marketplace. The Company offers Affiliates assistance in developing and executing sales and marketing initiatives, establishing new distribution alternatives, and cultivating relationships with members of the pension consultant and plan sponsor communities.

NEW INVESTMENTS

As part of its growth strategy, AMG seeks to make additional, accretive investments in new Affiliates selected from among the highest quality mid-sized investment management firms. By providing Affiliate managers with direct equity in their firm, AMG's proven investment approach offers Affiliate managers a powerful incentive to generate



strong long-term financial and investment performance. AMG is increasingly recognized as a superior continuity and succession planning alternative for entrepreneurial firms committed to continued growth.

AMG's newest Affiliate, Third Avenue Management, joined the Company in August 2002. A highly regarded value manager, Third Avenue focuses on "safe and cheap" investments in equities and real estate and corporate debt securities. In addition to serving as the adviser to the Third Avenue family of no-load mutual funds, the firm sub-advises several non-proprietary mutual funds and annuities, and also manages separate accounts for high net worth individuals and institutions.

Through AMG's extensive research and calling efforts, the Company continues to identify and develop relationships with successful firms that share its philosophy of valuing retained equity and ongoing operational autonomy. In addition to investing in new Affiliates, AMG seeks partnerships with and investments in a broader set of investment management or related businesses which can complement or enhance the operations of its existing Affiliates.

FINANCIAL STRENGTH

With over 150 investment products spanning a broad range of investment styles and client types, AMG continues to produce strong recurring cash earnings in varying equity market environments. In addition to the internal growth of its existing Affiliates through investment performance and net client cash flows, AMG's cash earnings grow through accretive investments in new Affiliates.

AMG supports its growth strategy by maintaining a strong balance sheet that includes diverse sources of long-term capital. The Company maintains an investment grade rating, and accesses the capital markets to obtain cost-effective financing to supplement its ongoing cash flow from operations. In 2002, AMG completed a new credit facility with seven major commercial banks, which provided the Company with $250 million in revolving credit through August 2005. AMG further extended the maturity of its obligations in early 2003 with the sale of $300 million of convertible securities and the subsequent repurchase of a significant portion of its shorter term obligations. The Company continues to focus on using its capital resources and its cash flow to finance new investments, repay existing indebtedness, and repurchase its stock, as appropriate.



AMG AT A GLANCE

AMG's Affiliates grow through the addition and appreciation of their assets under management from client cash flows and investment performance. A number of Affiliates also have the opportunity for additional revenue from performance-fee accounts.

At the holding company level, the range of Affiliate investment styles, client types and distribution channels diversifies AMG's sources of earnings in a balanced manner that reduces the risks created by changing market environments and allows AMG to participate in the fastest growing segments of the industry.

DISTRIBUTION CHANNELS


30%
High Net Worth
36%
Mutual Fund
34%
Institutional

EQUITY STYLE


59%
Value
41%
Growth

ASSET CLASS


94%
Equities
4% Fixed Income
2% Other

GEOGRAPHY


76%
Domestic
Investments
24%
Global
Investments

Figures represent percentages of EBITDA for the year ended December 31, 2002, on a pro forma basis for AMG's investment in Third Avenue Management, completed during 2002, as if it had occurred on January 1, 2002.

DISTRIBUTION CHANNELS


HIGH NET WORTH
MUTUAL FUND
INSTITUTIONAL

	High Net Worth	Mutual Fund	Institutional
The Burridge Group	○	○	○
Davis Hamilton Jackson & Associates	○	○	○
Essex Investment Management Company	○	○	○
First Quadrant	○	○	○
Friess Associates	○	○	○
Frontier Capital Management Company	○	○	○
GeoCapital	○		○
Gofen and Glossberg	○		○
J.M. Hartwell	○		○
The Managers Funds		○	
The Renaissance Group	○		○
Rorer Asset Management	○	○	○
Skyline Asset Management	○	○	○
Systematic Financial Management	○	○	○
Third Avenue Management	○	○	○
Tweedy, Browne Company	○	○	○
Welch & Forbes	○		○

INVESTMENT PRODUCTS


EQUITY
ASSET ALLOCATION
GEOGRAPHY

	Equity			Asset Allocation		Geography	
	Value	Core	Growth	Fixed-Income	Balanced	Domestic	Global/International
The Burridge Group		○	○		○	○	○
Davis Hamilton Jackson & Associates		○	○	○	○	○	
Essex Investment Management Company			○	○	○	○	
First Quadrant	○	○	○		○	○	○
Friess Associates			○			○	
Frontier Capital Management Company	○	○	○		○	○	
GeoCapital			○			○	
Gofen and Glossberg		○		○	○	○	
J.M. Hartwell			○		○	○	
The Managers Funds	○	○	○	○		○	○
The Renaissance Group	○	○	○	○	○	○	○
Rorer Asset Management	○			○	○	○	
Skyline Asset Management	○		○			○	
Systematic Financial Management	○		○		○	○	
Third Avenue Management	○					○	○
Tweedy, Browne Company	○					○	○
Welch & Forbes			○		○	○	

QUARTERLY CASH EPS


$2.22
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
4Q97
4Q98
4Q99
4Q00
4Q01
4Q02
Performance Fees (after tax)
Non-Cash Charges
EPS (excluding the impact of performance fees)



FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

When used in this Annual Report and in our filings with the Securities and Exchange Commission, in our press releases and in oral statements made with the approval of an executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among others, the following:

- *our performance is directly affected by changing conditions in the financial markets generally and in the equity markets particularly, and a decline or a lack of sustained growth in these markets may result in decreased advisory fees or performance fees and a corresponding decline (or lack of growth) in the cash flow distributable to us from our Affiliates and our operating results;*
- *we cannot be certain that we will be successful in finding or investing in additional investment management firms on favorable terms, or that existing and new Affiliates will have favorable operating results;*
- *we may need to raise capital by making long-term or short-term borrowings or by selling shares of our stock or other securities in order to finance investments in additional investment management firms or additional investments in our affiliated investment management firms, and we cannot be sure that such capital will be available to us on acceptable terms, if at all; and*
- *those certain other factors discussed under the caption "Business-Cautionary Statements," which are set forth in our 2002 Annual Report on Form 10-K.*

These factors (among others) could affect our financial performance and cause actual results to differ materially from historical earnings and those presently anticipated and projected. We will not undertake and we specifically disclaim any obligation to release publicly the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of events, whether or not anticipated. In that respect, we wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

OVERVIEW

We are an asset management company with equity investments in a diverse group of mid-sized investment management firms (our "Affiliates"). As of December 31, 2002, our affiliated investment management firms managed approximately $70.8 billion in assets across a broad range of investment styles and in three principal distribution channels: High Net Worth, Mutual Fund and Institutional. We pursue a growth strategy designed to generate shareholder value through the internal growth of our existing businesses across these three channels, in addition to investments in mid-sized investment management firms and strategic transactions and relationships designed to enhance our Affiliates' businesses and growth prospects.

Through our Affiliates, we provide more than 150 investment products across a broad range of asset classes and investment styles and in our three principal distribution channels. We believe that our diversification across asset classes, investment styles and distribution channels helps to mitigate our exposure to the risks created by changing market environments. The following summarizes our operations in our three principal distribution channels.

- Affiliate clients in the High Net Worth distribution channel include high net worth and affluent individuals, family trusts and managed accounts at brokerage firms and other sponsors that are attributable to individuals. Through our Affiliates, we provide customized investment management services for high net worth individuals and families through direct relationships, as well as through more than 90 managed account programs.
- Our Affiliates provide advisory or sub-advisory services to 36 domestic and offshore mutual funds. These funds are distributed to retail and institutional clients directly and through intermediaries, including independent investment advisers, retirement plan sponsors, broker-dealers, major fund marketplaces and bank trust departments.
- Through our Affiliates, we offer investment products across more than 20 different investment styles in the Institutional distribution channel, including small, small/mid, mid and large capitalization value and growth equity. Through this distribution channel, we manage assets for foundations and endowments, defined benefit and defined contribution plans for corporations and municipalities and Taft-Hartley plans.

While we operate our business through our Affiliates in our three principal distribution channels, we strive to maintain each Affiliate's entrepreneurial culture and independence through our investment structure. Our principal investment structure involves the ownership of a majority interest in our Affiliates, with each Affiliate organized as a separate firm. Each Affiliate operating agreement is tailored to meet that Affiliate's particular characteristics and provides us the authority to cause or prevent certain actions to protect our interests.

We have revenue sharing arrangements with most of our Affiliates. Under these arrangements, a percentage of revenue (or in certain cases different percentages relating to the various sources or amounts of revenue of a particular Affiliate) is allocated for use by management of that Affiliate in paying operating expenses of the Affiliate, including salaries and bonuses. We call this the "Operating Allocation." The remaining portion of the Affiliate's revenue is allocated to the owners of that Affiliate (including us), and called the "Owners' Allocation." Each Affiliate distributes its Owners' Allocation to its managers and to us generally in proportion to their and our respective ownership interests in that Affiliate although, as discussed below, in certain circumstances we may permit an Affiliate's management to use its portion of the Owners' Allocation to meet the Affiliate's operating expenses.

We only agree to a particular revenue sharing arrangement if we believe that the Operating Allocation will cover operating expenses of the Affiliate, including a potential increase in expenses or decrease in revenue without a corresponding decrease in operating expenses. To the extent that we are unable to anticipate changes in the revenue and expense base of an Affiliate, the agreed-upon Operating Allocation may not be large enough to pay for all of the Affiliate's operating expenses. The allocations and distributions of cash to us under the Owners' Allocation generally have priority over the allocations and distributions to the Affiliate's managers, which help to protect us if there are any expenses in excess of the Operating Allocation of the Affiliate. Thus, if an Affiliate's expenses exceed its Operating Allocation, the excess expenses first reduce the portion of the Owners' Allocation allocated to the Affiliate's managers until that portion is eliminated, and then reduce the portion allocated to us. Any such reduction in our portion of the Owners' Allocation is required to be paid back to us out of the portion of future Owners' Allocation allocated to the Affiliate's managers. Nevertheless, we may agree to adjustments to revenue sharing arrangements to accommodate our business needs or those of our Affiliates, including deferring or forgoing the receipt of some portion or all of our share of an Affiliate's revenue to permit the Affiliate to fund operating expenses or restructuring our relationship with an Affiliate, if we believe that doing so will maximize the long-term benefits to us. In addition, a revenue sharing arrangement may be modified to a profit-based arrangement (as described below) to better accommodate our business needs or those of our Affiliates.

One of the purposes of our revenue sharing arrangements is to provide ongoing incentives for Affiliate managers by allowing them:

- to participate in the growth of their firm's revenue, which may increase their compensation from the Operating Allocation and their distributions from the Owners' Allocation; and
- to control operating expenses, thereby increasing the portion of the Operating Allocation which is available for growth initiatives and compensation.

An Affiliate's managers therefore have incentives to increase revenue (thereby increasing the Operating Allocation and their share of the Owners' Allocation) and to control expenses (thereby increasing the amount of Operating Allocation available for their compensation).

Some of our Affiliates are not subject to a revenue sharing arrangement, but instead operate on a profit-based model similar to a wholly-owned subsidiary. In our profit-based Affiliates, we participate in a budgeting process with the Affiliate and receive as cash flow a share of its profits. As a result, we participate fully in any increase or decrease in the revenue or expenses of such firms. In those cases, we generally provide incentives to management through compensation arrangements based on the performance of the Affiliate. Currently, our profit-based Affiliates account for less than 10% of our EBITDA.

Net Income on our income statement reflects the consolidation of substantially all of the revenue of our Affiliates, reduced by:

- the operating expenses of our Affiliates;
- our operating expenses (i.e., our holding company expenses, including interest, amortization and income taxes); and
- the profits allocated to our Affiliates' management owners (referred to on our income statement as "minority interest").

As discussed above, for Affiliates with revenue sharing arrangements, the operating expenses of the Affiliate as well as its managers' minority interest generally increase (or decrease) as the Affiliate's revenue increases (or decreases) because of the direct relationship established in many of our agreements between the Affiliate's revenue and its Operating Allocation and Owners' Allocation. At our profit-based Affiliates, expenses may or may not correspond to increases or decreases in the Affiliates' revenues.

Our level of profitability will depend on a variety of factors, including:

- those affecting the financial markets generally and the equity markets particularly, which could potentially

result in considerable increases or decreases in the assets under management at our Affiliates;
- the level of Affiliate revenue, which is dependent on the ability of our existing and future Affiliates to maintain or increase assets under management by maintaining their existing investment advisory relationships and fee structures, marketing their services successfully to new clients and obtaining favorable investment results;
- the receipt of Owners' Allocation at Affiliates with revenue sharing arrangements, which depends on the ability of our existing and future Affiliates to maintain certain levels of operating profit margins;
- the increases or decreases in the revenue and expenses of Affiliates that operate on a profit-based model;
- the availability and cost of the capital with which we finance our existing and new investments;
- our success in making new investments and the terms upon which such transactions are completed;
- the level of intangible assets and the associated amortization expense resulting from our investments;
- the level of expenses incurred for holding company operations, including compensation for our employees; and
- the level of taxation to which we are subject.

Through our affiliated investment management firms, we derive most of our revenue from the provision of investment management services. Investment management fees ("asset-based fees") are usually determined as a percentage fee charged on periodic values of a client's assets under management. Certain clients are billed for all or a portion of their accounts based upon assets under management valued at the beginning of a billing period ("in advance"). Other clients are billed for all or a portion of their accounts based upon assets under management valued at the end of the billing period ("in arrears"). For example, most client accounts in the High Net Worth distribution channel are billed in advance, and most client accounts in the Institutional distribution channel are billed in arrears. Clients in the Mutual Fund distribution channel are billed based upon average daily assets under management. Advisory fees billed in advance will not reflect subsequent changes in the market value of assets under management for that period. Conversely, advisory fees billed in arrears will reflect changes in the market value of assets under management for that period. In addition, in the High Net Worth and Institutional distribution channels, certain clients are billed on the basis of investment performance ("performance fees"). Performance fees are inherently dependent on investment results, and therefore may vary substantially from year to year.

Principally, our assets under management are directly managed by our Affiliates. One of our Affiliates also manages assets in the Institutional distribution channel using an overlay strategy. Overlay assets (assets managed subject to strategies which employ futures, options or other derivative securities) generate asset-based fees that are typically substantially lower than the asset-based fees generated by our Affiliates' other investment strategies. Therefore, changes in directly managed assets generally have a greater impact on our revenue from asset-based fees than changes in total assets under management (a figure which includes overlay assets).

In addition to the revenue derived from providing investment management services, we derive a small portion of our revenue from transaction-based brokerage fees and distribution fees at certain Affiliates. In the case of the transaction-based brokerage business at Third Avenue Management LLC ("Third Avenue"), our percentage participation in Third Avenue's brokerage fee revenue is substantially less than our percentage participation in the investment management fee revenue realized by Third Avenue and our other Affiliates. For this reason, increases or decreases in our consolidated revenue that are attributable to Third Avenue brokerage fees will not affect our Net Income and EBITDA in the same manner as investment management services revenue from Third Avenue and our other Affiliates.

RESULTS OF OPERATIONS

The following tables present our Affiliates' reported assets under management by operating segment (which are also referred to as distribution channels in this report) and a statement of changes for each period.

Assets under Management — Operating Segment

	At December 31,		
(dollars in billions)	2000	2001	2002
High Net Worth	$22.2	$24.6	$20.6
Mutual Fund	9.3	14.4	16.4
Institutional	46.0	42.0	33.8
	$77.5	$81.0	$70.8
Directly managed assets—percent of total	85%	88%	91%
Overlay assets—percent of total	15%	12%	9%
	100%	100%	100%

Assets under Management—Statement of Changes

(dollars in billions)	Year Ended December 31, 2000	2001	2002
Beginning of period	$82.0	$77.5	$ 81.0
New investments[1]	5.2	10.9	4.6
Sale of Affiliate equity investment[2]	—	—	(1.0)
Net client cash flows—directly managed assets	0.2	2.8	0.3
Net client cash flows—overlay assets	(7.4)	(1.3)	(1.1)
Investment performance	(2.5)	(8.9)	(13.0)
End of period	$77.5	$81.0	$ 70.8

(1) We closed new Affiliate investments in Third Avenue in the third quarter of 2002, Friess Associates, LLC ("Friess") and Welch & Forbes LLC ("Welch & Forbes") in the fourth quarter of 2001 and Frontier Capital Management Company, LLC in the first quarter of 2000.

(2) In the second quarter of 2002, we sold our minority equity investment in Paradigm Asset Management, L.L.C.

Our assets under management at the end of 2002 were $70.8 billion, 12.6% lower than at the end of 2001. The decrease in assets under management was primarily attributable to the broad decline in the equity markets during 2002, a decline that was partially offset by the closing of our investment in Third Avenue in the third quarter of 2002.

The operating segment analysis presented in the table below is based on average assets under management. For the High Net Worth and Institutional distribution channels, average assets under management represents an average of the assets under management at the end of each calendar quarter. For the Mutual Fund distribution channel, average assets under management represents an average of the daily net assets for the year. We believe that this analysis more closely correlates to the billing cycle of each distribution channel and, as such, provides a more meaningful relationship to revenue.

(in millions, except as noted)	2000	2001	% Change	2002	% Change
Average assets under management (in billions) (a)					
High Net Worth	$ 20.0	$ 23.1	16%	$ 22.5	(3%)
Mutual Fund	8.6	10.1	17%	15.4	52%
Institutional	57.4	39.7	(31%)	37.7	(5%)
Total	$ 86.0	$ 72.9	(15%)	$ 75.6	4%
Revenue (b)					
High Net Worth	$138.9	$133.8	(4%)	$139.8	4%
Mutual Fund	97.4	113.6	17%	164.6	45%
Institutional	222.4	160.8	(28%)	178.1	11%
Total	$458.7	$408.2	(11%)	$482.5	18%
Net Income (b)					
High Net Worth	$ 19.4	$ 18.6	(4%)	$ 16.8	(10%)
Mutual Fund	12.7	15.6	23%	22.8	46%
Institutional	24.6	15.8	(36%)	16.3	3%
Total	$ 56.7	$ 50.0	(12%)	$ 55.9	12%
EBITDA (c)					
High Net Worth	$ 46.5	$ 45.1	(3%)	$ 42.1	(7%)
Mutual Fund	32.4	38.8	20%	47.8	23%
Institutional	63.5	48.2	(24%)	48.9	1%
Total	$142.4	$132.1	(7%)	$138.8	5%

(a) Assets under management attributable to investments that closed during the relevant periods are included on a weighted average basis for the period from the closing date of the investments.

(b) Note 18 to our Consolidated Financial Statements describes the basis of presentation of the financial results of our three operating segments.

(c) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. As a measure of liquidity, we believe that EBITDA is useful as an indicator of our ability to service debt, make new investments, meet working capital requirements and generate cash flow in each of our distribution channels. EBITDA is not a measure of liquidity under generally accepted accounting principles and should not be considered an alternative to cash flow from operations. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. Our use of EBITDA, including a reconciliation to cash flow from operations, is discussed in greater detail below in "Liquidity and Capital Resources." For purposes of our distribution channel operating results, holding company expenses have been allocated based on the proportion of aggregate cash flow distributions reported by each Affiliate in the particular distribution channel.

Revenue

Our revenue is generally determined by the following factors:

- our assets under management (including increases or decreases relating to new investments, net client cash flows or changes in the value of assets that are attributable to fluctuations in the equity markets);
- the portion of our assets across the three operating segments and our Affiliates, which realize different fee rates;
- the portion of our directly managed and overlay assets, which realize different fee rates;
- the recognition of any performance fees charged by certain Affiliates; and
- the level of transaction-based brokerage fees.

In addition, the billing patterns of our Affiliates will have an impact on revenue in cases of rising or falling markets. As described previously, advisory fees billed in advance will not reflect subsequent changes in the market value of assets under management for that period, while advisory fees billed in arrears will reflect changes in the market value of assets under management for that period. As a consequence, when equity market declines result in decreased assets under management in a particular period, revenue reported on accounts that are billed in advance of that period may appear to have a relatively higher quarterly fee rate.

Our revenue increased 18% in 2002 from 2001, following an 11% decrease in revenue in 2001 from 2000. The increase in revenue in 2002 was primarily a result of our investments in Friess and Welch & Forbes in the fourth quarter of 2001, and Third Avenue in the third quarter of 2002. Further contributing to the growth in revenue, though to a lesser extent, were higher performance fees in 2002 as compared to 2001. These increases were partially offset by the decline in assets under management at existing Affiliates which, in turn, was primarily a result of the broad decline in the equity markets during 2002. The decrease in revenue in 2001 resulted primarily from declines in directly managed assets attributable to declines in the value of assets under management, which resulted principally from a broad decline in the equity markets. These declines were partially offset by revenue generated by positive net client cash flows from directly managed assets and from our investments in new Affiliates.

The following discusses the changes in our revenue by operating segments.

High Net Worth Distribution Channel

The increase in revenue of 4% in the High Net Worth distribution channel in 2002 from 2001 resulted primarily from our investments in Welch & Forbes in the fourth quarter of 2001, Third Avenue in the third quarter of 2002 and, to a lesser extent, Friess in the fourth quarter of 2001. The increase in revenue from these investments was partially offset by a decline in average assets under management, resulting principally from a broad decline in the equity markets. Unrelated to the change in assets under management, revenue also increased because of a proportional shift in assets under management within this distribution channel to accounts that realize higher fees (which shift principally resulted from our new investments) and, to a lesser extent, because of the effects of advance billing (as previously discussed), which is the primary billing method used in the High Net Worth distribution channel.

The decrease in revenue of 4% in the High Net Worth distribution channel in 2001 from 2000 resulted from a decline in performance fees and a shift in assets under management within this distribution channel to client relationships that realize lower fee rates, and was partially offset by the increase in average assets under management. The increase in average assets under management of 16% in 2001 was primarily attributable to positive net client cash flows and our investment in Welch & Forbes, and was partially offset by a decline in average assets under management resulting principally from a broad decline in the equity markets.

Mutual Fund Distribution Channel

The increase in revenue of 45% in the Mutual Fund distribution channel in 2002 from 2001 resulted principally from an increase in average assets under management. The increase in average assets under management of 52% in 2002 was primarily attributable to our investments in Friess in the fourth quarter of 2001 and Third Avenue in the third quarter of 2002 and to positive net client cash flows, and was partially offset by a decline in assets under management resulting principally from a broad decline in the equity markets. The increase in revenue was proportionately less than the growth of average assets under management because of an increase in assets under management in mutual funds that realize lower fees, principally a result of the investments in Friess and Third Avenue.

The increase in revenue of 17% in the Mutual Fund distribution channel in 2001 from 2000 resulted principally from an increase in average assets under management. The increase in average assets under management of 17% in 2001 was primarily attributable to positive net client cash flows from directly managed assets and our investment in Friess and was partially offset by a decline in average assets under management resulting principally from a broad decline in the equity markets.

Institutional Distribution Channel

The increase in revenue of 11% in the Institutional distribution channel in 2002 from 2001 resulted from our investments in Friess and Third Avenue and an increase in performance fees. This increase in revenue was partially offset by a decline in average assets under management, resulting principally from a broad decline in the equity markets. Unrelated to the change in assets under management, revenue also increased because of a shift in assets under management within this distribution channel to accounts that realize higher fees, principally as a result of our investment in Friess and net client cash outflows from overlay assets.

The decrease in revenue of 28% in the Institutional distribution channel in 2001 from 2000 resulted from the decrease in average assets under management, and in particular from the decrease in our directly managed assets. The decrease in average assets under management of 31% in 2001 was primarily attributable to net client cash outflows from directly managed and overlay assets, as well as a decline in average assets under management resulting principally from a broad decline in the equity markets.

Operating Expenses

The following table summarizes our consolidated operating expenses.

(dollars in millions)	2000	2001	% Change	2002	% Change
Compensation and related expenses	$174.8	$134.9	(23%)	$165.9	23%
Selling, general and administrative	68.2	73.8	8%	84.5	14%
Amortization of intangible assets	26.4	28.4	8%	14.5	(49%)
Depreciation and other amortization	4.6	5.7	24%	5.8	2%
Other operating expenses	10.3	11.1	8%	16.0	44%
Total operating expenses	$284.3	$253.9	(11%)	$286.7	13%

A substantial portion of our operating expenses is incurred by our Affiliates, and a substantial majority of Affiliate expenses is incurred at Affiliates with revenue sharing arrangements. For Affiliates with revenue sharing arrangements, an Affiliate's Operating Allocation generally determines its operating expenses, and therefore our consolidated operating expenses are generally impacted by increases or decreases in Affiliate revenue and corresponding increases or decreases in our Affiliates' Operating Allocations. Similarly, our consolidated compensation and related expenses generally increase or decrease in proportion to increases or decreases in revenue. In the case of profit-based Affiliates, we participate fully in any increase or decrease in the expenses of such Affiliates.

Compensation and related expenses increased 23% in 2002, following a 23% decrease in 2001. The increase in 2002 resulted principally from an increase in aggregate Affiliate expenses resulting from our investments in Friess, Welch & Forbes and Third Avenue. The increase in compensation expense in 2002 was also from investment spending for distribution initiatives and increased holding company compensation. Aggregate increases in compensation expenses in 2002 were partially offset by compensation expense reductions at certain Affiliates that were greater than the proportionate decrease in revenue at such Affiliates. The decrease in compensation and related expenses in 2001 was primarily a result of the relationship of revenue and operating expenses at Affiliates with revenue sharing arrangements, which experienced declines in revenue and, accordingly, reported lower compensation. The decrease in compensation expense in 2001 was also attributable to lower holding company compensation.

Selling, general and administrative expenses increased 14% in 2002 and 8% in 2001. The increase in selling, general and administrative expenses in 2002 was principally attributable to our investments in Friess, Welch & Forbes and Third Avenue, and was partially offset by a decrease in sub-advisory and distribution expenses at The Managers Funds LLC ("Managers") resulting from a decrease in its assets under management. The increase in selling, general and administrative expenses in 2001 was principally attributable to increases in spending by our Affiliates from their Operating Allocations, and an increase in aggregate Affiliate expenses resulting from our investments in Friess and Welch & Forbes.

The decrease in amortization of intangible assets of 49% in 2002 resulted from our adoption of Financial Accounting Standard No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets," under which goodwill and certain other intangible assets are no longer amortized. This decrease was partially offset by increases in amortization as a result of our investments in Friess, Welch & Forbes and Third Avenue. The increase in amortization of intangible assets of 8% in 2001 resulted from our purchase of additional interests in existing Affiliates and, to a lesser extent, our investments in Friess and Welch & Forbes.

Depreciation and other amortization expenses increased 2% in 2002 and 24% in 2001. The increase in 2002 was principally attributable to the incremental depreciation associated with our investments in Friess and Welch & Forbes and other fixed asset purchases at the holding company and Affiliates. The increase in 2001 was principally related to fixed asset purchases at the holding company and Affiliates.

Other operating expenses increased 44% in 2002 and 8% in 2001. The increase in 2002 was principally attributable to the incremental expenses associated with our investments in Friess and Welch & Forbes and increased spending from the Operating Allocation at Affiliates with revenue sharing arrangements. The increase in 2001 was principally related to increased spending from the Operating Allocation at Affiliates with revenue sharing agreements.

Other Income Statement Data

The following table summarizes other income statement data.

(dollars in millions)	2000	2001	% Change	2002	% Change
Minority interest	$65.3	$61.4	(6%)	$80.8	32%
Income tax expense	39.0	33.3	(15%)	37.3	12%
Interest expense	15.8	14.7	(7%)	25.2	71%
Investment and other income	2.3	5.1	122%	3.5	(31%)

Minority interest increased 32% in 2002, following a 6% decrease in 2001. The increase in minority interest in 2002 resulted principally from the previously discussed increase in revenue in 2002. This increase was proportionately greater than the 18% increase in revenue because of our investment in Friess, in which we currently own 51% of this firm's Owners' Allocation, representing a relatively lower percentage ownership than our other Affiliate investments. The decrease in minority interest in 2001 resulted from the previously discussed decline in revenue in 2001, and was partially offset by the growth in revenue at Affiliates in which we own relatively lower percentages of Owners' Allocation.

The 12% increase in income taxes in 2002 was attributable to the increase in income before taxes, as our effective tax rate did not change over the prior year. The 15% decrease in income taxes in 2001 was attributable to the decrease in income before taxes, and to a decrease in our effective tax rate from 41% to 40%. Our effective tax rate decreased in 2001 as a result of a reduction in state taxes (which resulted from the addition of Affiliates in lower tax rate jurisdictions) and our implementation of an incentive compensation plan that limited certain non-deductible expenses.

Interest expense increased 71% in 2002 following a 7% decrease in 2001. The increase in interest expense in 2002 resulted principally from our issuance of mandatory convertible debt securities in December 2001 and January 2002, on which we pay interest at the annual rate of 6%. The increase was partially offset by a decrease in weighted average debt outstanding on our senior revolving credit facility and decreased interest expense associated with lower reported amortization of our transition adjustment under Financial Accounting Standard No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Certain Hedging Activities," which is discussed below in "Recent Accounting Developments." The decrease in interest expense in 2001 resulted principally from the restructuring of our long-term debt to effect lower costs of borrowing and a decrease in the effective interest rate of our senior revolving credit facility. In May 2001, we completed the private placement of $251 million principal amount at maturity of zero coupon senior convertible notes accreting at a rate of 0.50% per year, and used $101 million of the net proceeds of approximately $221 million to repay debt under our credit facility. The decrease in the effective interest rate of our senior revolving credit facility was the result of a decrease in LIBOR rates. The decrease in interest expense in 2001 was partially offset by $3.2 million of amortization of debt issuance costs on the zero coupon senior convertible notes and expenses of $2.0 million related to our FAS 133 transition adjustment.

Investment and other income decreased 31% in 2002, following a 122% increase in 2001. The decrease in 2002 was attributable to the maintenance of lower levels of excess cash at the holding company as a result of our investments in Friess and Welch & Forbes in the fourth quarter of 2001 and Third Avenue in the third quarter of 2002. The increase in investment and other income in 2001 was attributable to the maintenance of higher levels of excess cash as a result of the sale of zero coupon senior convertible notes described above.

Net Income

The following table summarizes Net Income for the past three years:

(dollars in millions)	2000	2001	% Change	2002	% Change
Net Income	$56.7	$50.0	(12%)	$55.9	12%

Net Income for 2002 reflects changes in the accounting for intangible assets as a result of the implementation of FAS 142, "Goodwill and Other Intangible Assets," in the first quarter of 2002, and therefore is not directly comparable to the operating results presented for 2001 and 2000. Note 12 to our Consolidated Financial Statements presents our Net Income for 2001 and 2000 as though we had adopted FAS 142 on January 1, 2001 and January 1, 2000, respectively.

The 12% increase in Net Income in 2002 resulted principally from the increases in revenue described above and lower reported amortization expense as a result of our adoption of FAS 142. These factors were partially offset by the increases in operating expenses (other than our amortization expense), interest expense and minority interest expense, as described above. The 12% decrease in Net Income in 2001 resulted principally from decreases in revenue and corresponding decreases in operating expenses and minority interest expense as described above, offset partially by an increase in investment and other income, also described above.

Supplemental Performance Measure

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, Net Income. Cash Net Income is defined as Net Income plus the non-cash expenses of depreciation, amortization and deferred taxes. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents the performance of our investment management operations before non-cash expenses relating to the acquisition of interests in our affiliated investment management firms. Since our acquired assets do not generally depreciate or require replacement, and since they generate deferred tax expenses that are unlikely to reverse (as discussed below in greater detail), we add back these non-cash expenses. Cash Net Income is used by our management and Board of Directors as a principal performance benchmark, including as a measure for aligning executive compensation with stockholder value.

Our measure of Cash Net Income was modified to include certain deferred taxes in response to our adoption of FAS 142 on January 1, 2002. Deferred tax expenses are accrued because intangible assets are amortized over different periods for financial reporting and income tax purposes (since we structure our investments as taxable transactions, and since our cash taxes are reduced by amortization deductions over the periods prescribed by tax laws). While FAS 142 eliminated the amortization of goodwill and certain other intangible assets, it continues to require the accrual of deferred tax expenses for these assets. Since nearly all our deferred tax expenses would reverse only in the event of a future sale of an Affiliate or an impairment charge, we believe deferred tax accruals should be added back in calculating Cash Net Income to best reflect the performance of our investment management operations before non-cash expenses. Accordingly, since January 2002, we have defined Cash Net Income as "Net Income plus depreciation, amortization and deferred taxes." For periods prior to 2002 and our adoption of FAS 142, we defined Cash Net Income as "Net Income plus depreciation and amortization," and results for such periods are presented on that basis in this report.

The following table provides a reconciliation of Cash Net Income to Net Income for each of the past three years.

(dollars in millions)	2000	2001	2002
Net Income	$56.7	$50.0	$55.9
Depreciation	4.6	5.7	5.9
Amortization	26.4	28.4	14.5
Deferred taxes	—	—	23.2
Cash Net Income(1)	$87.7	$84.1	$99.5

(1) As described above, Cash Net Income for 2002 reflects the change to our definition of Cash Net Income that resulted from the implementation of FAS 142 in the first quarter of 2002, and therefore is not directly comparable to the operating results presented for 2001 and 2000. If we had adopted FAS 142 on January 1, 2001 or January 1, 2000 and our definition of Cash Net Income had been modified accordingly, Cash Net Income for 2001 and 2000 would have been $89.8 million and $94.2 million, respectively.

Cash Net Income increased 18% in 2002, primarily as a result of the previously described factors affecting Net Income and related changes in the accounting for intangible assets resulting from our adoption of FAS 142. In 2001, Cash Net Income decreased 4% primarily as a result of the previously described factors affecting Net Income, excluding the changes in depreciation and amortization during these periods.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes certain key financial data relating to our liquidity and capital resources as of December 31 in the years indicated below:

(dollars in millions)	2000	2001	2002
Balance Sheet Data			
Cash and cash equivalents	$ 31.6	$ 73.4	$ 27.7
Senior bank debt	151.0	25.0	—
Zero coupon convertible debt	—	227.9	229.0
Mandatory convertible debt	—	200.0	230.0
Cash Flow Data			
Operating cash flow	$ 153.7	$ 96.9	$ 127.3
Investing cash flow	(111.7)	(343.7)	(138.9)
Financing cash flow	(64.0)	288.5	(34.2)
EBITDA(a)	142.4	132.1	138.8

(a) The definition of EBITDA is presented in Note (c) on page 22.

We have met our cash requirements primarily through cash generated by operating activities, the issuance of convertible debt securities and equity and borrowings under our senior credit facility. For 2002, the principal use of cash was to make investments in new Affiliates, make distributions to Affiliate managers, repay indebtedness, pay income taxes, repurchase shares of our Common Stock, make additional investments in existing Affiliates (including our purchase of Affiliate managers' retained equity) and for working capital purposes. We expect that our principal uses of cash for the foreseeable future will be for additional investments, distributions to Affiliate managers, payment of principal and interest on outstanding debt, additional investments in existing Affiliates (including our purchase of Affiliate managers' retained equity), the repurchase of shares of our Common Stock and for working capital purposes.

In August 2002, we replaced our former senior revolving credit facility with a new senior revolving credit facility (the "Facility") with several major commercial banks. The Facility, which is scheduled to mature in August 2005, currently provides that we may borrow up to $250 million at rates of interest (based either on the Eurodollar rate or the Prime rate as in effect from time to time) that vary depending on our credit ratings. Subject to the agreement of the lenders (or prospective lenders) to increase commitments, we have the option to increase the Facility to $350 million. The Facility contains financial covenants with respect to net worth, leverage and interest coverage, and requires us to pay a quarterly commitment fee on any unused portion. The Facility also contains customary affirmative and negative covenants, including limitations of indebtedness, liens, dividends and fundamental corporate changes. All borrowings under the Facility are collateralized by pledges of all capital stock or other equity interests owned by us.

We have a cash management program that enables our Affiliates to invest their excess cash with us to achieve a competitive rate of return. At December 31, 2002, our Affiliates had invested $70.1 million with us in this program. As these investments represent intercompany loans, they are eliminated for accounting purposes and are not reflected on our Consolidated Balance Sheet.

In May 2001, we completed the private placement of zero coupon senior convertible notes in which we sold a total of $251 million principal amount at maturity of zero coupon senior convertible notes due 2021, accreting at a rate of 0.50% per annum. Each $1,000 zero coupon senior convertible note is convertible into 11.62 shares of our Common Stock upon the occurrence of any of the following events: (i) if the closing price of a share of our Common Stock exceeds specified levels for specified periods; (ii) if the credit rating assigned by Standard & Poor's is below BB–; (iii) if we call the securities for redemption; or (iv) if we take certain corporate actions. We have the option to redeem the securities for cash on or after May 7, 2006, and the holders may require us to repurchase the securities at their accreted value on May 7 of 2004, 2006, 2011 and 2016. The purchase price for such repurchases may be paid in cash or shares of our Common Stock. It is our current intention to repurchase the securities with cash. Subsequent to December 31, 2002, we repurchased $111.5 million principal amount at maturity of these notes in privately negotiated transactions. If our Common Stock continues to trade at or near current market prices, we anticipate that some or all of the outstanding securities may be redeemed by investors at their book value for cash in May 2004.

In December 2001, we completed a public offering of $200 million of mandatory convertible debt securities. A sale of an over-allotment of the securities was completed in January 2002, increasing the amount outstanding to $230 million. The securities initially consist of (i) a senior note due November 17, 2006 with a principal amount of $25 on which we pay interest quarterly at the annual rate of 6%, and (ii) a forward purchase contract pursuant to which the holder has agreed to purchase, for $25 per contract, shares of our Common Stock on November 17, 2004, with the number of shares to be determined based upon the average trading price of our Common Stock for a period preceding that date. Depending on the average trading price in that period, the number of shares of Common Stock to be issued in the settlement of the contracts will range from 2,736,000 to 3,146,000.

Each of the senior notes is pledged to us to collateralize the holder's obligations under the forward purchase contracts. Beginning in 2004, the senior notes will be remarketed to new investors. If successful, the remarketing will generate $230 million of proceeds to be used by the original holders of the securities to honor their obligations on the forward purchase contracts. In exchange for the additional $230 million in payment on the forward purchase contracts, we will issue shares of our Common Stock. The senior notes will remain outstanding until November 2006 and (assuming a successful remarketing) will be held by the new investors.

In anticipation of a possible repurchase of the outstanding zero coupon senior convertible notes, we completed a private placement of $300 million of floating rate senior convertible securities in February 2003. These securities bear interest at a rate equal to 3-month LIBOR minus 0.50%, payable in cash quarterly. Each $1,000 floating rate senior convertible security is convertible into shares of our Common Stock upon the occurrence of any of the following events: (i) if the closing price of our Common Stock on the New York Stock Exchange exceeds $97.50 per share over certain periods; (ii) if the credit rating assigned by Standard & Poor's is below BB–; (iii) if we exercise our option to call the convertible securities for redemption; or (iv) in the event that we take certain corporate actions. Upon conversion, the holders will receive 12.3077 shares of our Common Stock for each $1,000 floating rate senior convertible security. In addition, if at the time of conversion the market price of our Common Stock exceeds $81.25 per share, holders will receive additional shares of our Common Stock based on the price of our Common Stock at the time of the conversion. We may redeem the floating rate senior convertible securities for cash at any time on or after February 25, 2008, at their principal amount. The holders of the convertible securities may require us to repurchase such securities on February 25 of 2008, 2013, 2018, 2023 and 2028, at their principal amount. We may choose to pay the purchase price for such repurchases in cash or shares of our Common Stock. It is our current intention to repurchase these securities with cash.

The floating rate senior convertible securities are considered contingent payment debt instruments under federal income tax regulations. These regulations require us to deduct interest expense at the rate at which we would issue a non-contingent, non-convertible, fixed-rate debt instrument. When the implied interest rate for tax purposes is greater than the actual interest rate, a deferred tax expense is generated. Whereas the implied interest rate for these securities for tax purposes is 5.62%, the actual rate is three-month LIBOR minus 0.50% (as of March 25, 2003, this rate equaled 0.79%). Based on current LIBOR rates, we believe our issuance of these securities will increase our deferred taxes by approximately $5.7 million per year. While these deferred tax liabilities may never reverse, all will reverse if, on the fifth anniversary of the issuance of the securities or later, the securities are redeemed, and if our Common Stock is trading at $81.25 per share or less. All deferred taxes will be reclassified to equity if the securities convert and our Common Stock is trading at more than $91.35 per share when it is delivered to holders.

A portion of the net proceeds received on the sale of the floating rate senior convertible securities was used to repurchase $25 million of our Common Stock and $111.5 million principal amount at maturity of the zero coupon senior convertible notes, as described above. The following table provides updated unaudited balance sheet data as of March 25, 2003.

(dollars in millions)	
Holding company cash and cash equivalents	$125.9
Senior bank debt	0.0
Zero coupon convertible debt	127.4
Mandatory convertible debt	230.0
Floating rate convertible debt	300.0

At March 25, 2003, balances outstanding under our Affiliate cash management program totaled $29.0 million.

Our obligations to purchase additional equity in our Affiliates extend over the next 19 years. These payment obligations will occur at varying times and in varying amounts over that period, and the actual timing and amounts of such obligations cannot be predicted with any certainty. As one measure of the potential magnitude of such obligations, assuming that all such obligations had become due as of December 31, 2002, the aggregate amount of these obligations would have totaled approximately $575.6 million. Assuming the closing of such additional purchases, we would own the prospective cash flow distributions associated with all additional equity so purchased, estimated to be approximately $67.2 million on an annualized basis as of December 31, 2002. In order to provide the funds necessary for us to meet such obligations and for us to continue to acquire interests in investment management firms, it may be necessary for us to incur, from time to time, additional debt and/or to issue equity or debt securities, depending on market and other conditions. These potential obligations, combined with our other cash needs, may require more cash than is available from operations, and therefore, we may need to raise capital by making additional borrowings or by selling shares of our stock or other equity or debt securities, or to otherwise refinance a portion of these obligations.

Operating Cash Flow

The increase in cash flow from operations in 2002 resulted from an increase in operating income (which resulted from our revenue growth exceeding increases in operating expenses), an increase in our deferred income tax provision (attributable to tax benefits acquired in our investments in Friess, Welch & Forbes and Third Avenue) and an increase in our accounts payable and accrued expenses. The increase in our accounts payable and accrued expenses was primarily attributable to timing differences of compensation payments and our investment in Third Avenue.

Supplemental Liquidity Measure

As supplemental information in this report, we have provided information regarding our EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. As a measure of liquidity, we believe EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements.

The following table provides a reconciliation of EBITDA to cash flow from operations for the last three years:

(dollars in millions)	2000	2001	2002
Cash flow from operations	$153.7	$ 96.9	$127.3
Interest expense, net	15.8	9.8	20.9
Current tax provision	32.4	27.6	14.1
(Increase) decrease in minority interest	32.1	(8.4)	4.6
(Increase) decrease in other assets and liabilities	(91.6)	6.2	(28.1)
EBITDA	$142.4	$132.1	$138.8

Investing Cash Flow

Changes in net cash flow from investing activities result primarily from our investments in new and existing Affiliates. Net cash flow used to make investments was $136.5 million, $336.0 million and $104.4 million, for the years ended December 31, 2002, 2001 and 2000, respectively. In the third quarter of 2002, we closed our investment in Third Avenue using working capital and borrowings under the Facility. In 2002, we also made payments to acquire interests in existing Affiliates. During 2002, we also terminated our employee loan program, and all loans under that program were repaid.

Financing Cash Flow

The decrease in net cash flow from financing activities in 2002 and the increase in 2001 were attributable to our issuance of the zero coupon senior convertible notes and the mandatory convertible debt securities in 2001. The principal sources of cash from financing activities over the last three years have been issuances of convertible debt securities and borrowings under our senior credit facility. Our uses of cash from financing activities during 2002 were for the repayment of debt and for the repurchase of shares of our Common Stock.

During 2002, we repurchased 581,800 shares of our Common Stock at an average price of $52.31 per share under our share repurchase program. Our share repurchase program was authorized by the Board of Directors in April 2000, permitting us to repurchase up to 5% of our issued and outstanding shares of Common Stock. In July 2002, our Board of Directors approved an increase to the existing share repurchase program authorizing the purchase of up to an additional 5% of our issued and outstanding shares of Common Stock. The timing and amount of purchases are determined at the discretion of our management. From January 1, 2003 through March 25, 2003, we repurchased 744,500 shares of our Common Stock under the share repurchase program. At March 25, 2003, a total of 291,733 shares of Common Stock remained authorized for repurchase under the program.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2002:

		Payments Due			
(dollars in millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt[1]	$459.0	$ —	$ —	$230.0	$229.0
Leases	64.3	12.6	21.3	15.3	15.1
Purchases of Affiliate equity[2]	575.6	11.2	139.3	129.6	295.5
Other liabilities[3]	34.4	12.3	17.6	4.0	0.5

(1) Long-term debt reflects the principal payments on the zero coupon senior convertible notes and mandatory convertible debt securities, each described above. After December 31, 2002, we repurchased $111.5 million of principal amount at maturity of the zero coupon senior convertible notes in privately negotiated transactions.

(2) Purchases of Affiliate equity reflect estimates of our obligations to purchase additional equity in our Affiliates. As described previously, these payment obligations will occur in varying amounts over the next 19 years, and the actual timing and amounts of such obligations cannot be predicted with any certainty. As one measure of the potential magnitude of such obligations, assuming that all such obligations had become due as of December 31, 2002, the aggregate amount of these obligations would have totaled approximately $575.6 million. Assuming the closing of such additional purchases, we would own the prospective cash flow distributions associated with all additional equity so purchased, estimated to be approximately $67.2 million on an annualized basis as of December 31, 2002. Unlike other purchase obligations, the timing of which is uncertain, in the case of our investment in Friess we are scheduled to purchase 19% of the firm in the fourth quarter of 2004, for an amount to be determined based on a multiple of Owners' Allocation at the time of the purchase, which is intended to approximate fair value.

(3) Other liabilities reflect notes payable to Affiliate management partners that were issued in connection with our purchase of additional Affiliate equity interests.

INTEREST RATE SENSITIVITY

Our revenue is derived primarily from fees which are based on the values of assets managed. Such values are affected by changes in the broader financial markets which are, in part, affected by changing interest rates. We cannot predict the effects that interest rates or changes in interest rates may have on either the broader financial markets or our Affiliates' assets under management and associated fees.

With respect to any debt financing, we may be exposed to potential fluctuations in the amount of interest expense resulting from changing interest rates. We may seek to offset such interest rate exposure in part by entering into hedging contracts.

MARKET RISK

In the past we have used interest rate derivative contracts to manage market exposures associated with our variable rate debt by creating offsetting market exposure. During February 2001, we became a party to $50 million notional amount of interest rate swap contracts. In February 2002, we closed $25 million notional amount of these contracts and entered into a new $25 million notional amount contract, which was subsequently closed in June 2002. In December 2002 our remaining $25 million notional amount interest rate swap contract expired. Although we don't currently have any interest rate swap contracts in place, we may enter into such contracts, or engage in similar hedging activities, in the future.

In using these derivative instruments, we face certain risks that are not directly related to market movements including, but not limited to, credit risk. Credit risk, or the risk of loss arising from a counterparty's failure or inability to meet payment or performance terms of a contract, is a particularly significant element of an interest rate swap contract. We attempt to control this risk through analysis of our counterparties and ongoing examinations of outstanding payments and delinquencies. There can be no assurance that we will use such derivative contracts in the future or that the amount of coverage we might obtain will cover all of our indebtedness outstanding at any such time. Therefore, there can be no assurance that any possible derivative contracts will meet their overall objective of reducing our interest expense.

RECENT ACCOUNTING DEVELOPMENTS

In January 2003, the Financial Accounting Standards Board (the "FASB") issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses reporting and disclosure requirements for Variable Interest Entities ("VIEs"). FIN 46 defines a VIE as an entity that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary. It also requires additional disclosures for an enterprise that holds a significant variable interest in a VIE, but is not the primary beneficiary. The consolidation and disclosure provisions of FIN 46 are effective immediately for VIEs created after January 31, 2003, and for reporting periods beginning after June 15, 2003 for VIEs created before February 1, 2003. FIN 46 also requires interim disclosures in all financial statements issued after January 31, 2003, regardless of the date on which the VIE was created, if it is reasonably possible that an enterprise will consolidate or disclose information about a VIE when FIN 46 becomes effective. While we do not expect the adoption of FIN 46 to have a material impact on our results of operations or financial condition, we may be required to consolidate the building and financing of our corporate headquarters, which is discussed in Note 3 to our Consolidated Financial Statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("FAS 148"). FAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to the fair value method of accounting for stock-based compensation when companies elect to expense stock options at fair value at the time of grant. As we currently follow the intrinsic value method described in APB Opinion No. 25, "Accounting for Stock Issued to Employees," the transition provision of FAS 148 will not apply to us. FAS 148 also requires additional interim disclosure for all companies with stock-based employee compensation. The interim disclosure requirements are effective for periods that begin after December 15, 2002. We will provide the required disclosure in our quarterly report on Form 10-Q for the quarter ended March 31, 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses financial accounting and reporting for companies that issue certain guarantees. Under FIN 45, we are required to recognize a liability for the fair value of all guarantees entered into or modified after December 31, 2002, even when the likelihood of making any payments under the guarantee is remote. FIN 45 also requires enhanced disclosures for guarantees existing at December 31, 2002. The impact of the adoption of FIN 45 on our reported operating results and financial position is not expected to be material.

In October 2001, the FASB issued Financial Accounting Standard No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 establishes new rules for the recognition and measurement of asset impairment as well as the reporting of disposals of a business segment and the recognition of losses from the discontinuation of operations. Our adoption of FAS 144 on January 1, 2002 did not have a material effect on our financial statements.

In July 2001, the FASB issued Financial Accounting Standard No. 141 ("FAS 141"), "Business Combinations," and FAS 142 ("Goodwill and Other Intangible Assets"). FAS 141 limits the method of accounting for business combinations to the purchase method and establishes new criteria for the recognition of other intangible assets. FAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. We adopted FAS 141 on July 1, 2001 and FAS 142 on January 1, 2002. Note 12 to our Consolidated Financial Statements presents our Net Income for 2001 and 2000 as though we had adopted FAS 142 on January 1, 2001 and January 1, 2000, respectively.

In 1998, the FASB deferred the effective date of FAS 133 to financial statements for fiscal years beginning after June 15, 2000. We adopted FAS 133 on January 1, 2001 and reported a $2.2 million transition adjustment, which was reclassified into earnings in 2001 and 2002. The transition adjustment became fully amortized in 2002.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

The majority of our consolidated revenue represents advisory fees (asset-based and performance-based). While most asset-based advisory fees are billed by our Affiliates quarterly, some are billed before services are rendered ("in advance") and others are billed after services are rendered ("in arrears"). In each case, revenue is recognized as the services are rendered. Any fees billed in advance are deferred and recognized as revenue over the period of service. Unlike asset-based fees, which are calculated based upon a contractual percentage of a client's assets under management, performance-based fees are generally assessed as a percentage of the investment performance realized on a client's account in a quarterly or annual period. Performance-based fees are recognized in the quarter in which the fee becomes billable.

Intangible Assets

In allocating the purchase price of our acquisitions and assessing the recoverability of our intangible assets, we must make estimates and assumptions to determine the value of each asset and, where applicable, its useful life. In this analysis, we estimate future cash flows and remaining lives of certain assets. Additionally, we utilize assumptions concerning valuation multiples, client attrition, tax benefits and discount rates in our valuations. If these estimates or their related assumptions change in the future, we may be required to record impairment charges or otherwise increase amortization expense.

At December 31, 2002, the carrying amount of our intangible assets is as follows:

(dollars in millions)

Goodwill	$739.1
Other Intangible assets—definite-lived	180.9
Other Intangible assets—indefinite-lived	193.1

We test the carrying amount of each of our intangible assets at least once a year. We test goodwill for each of our operating segments by comparing the carrying amount of goodwill to its fair value. Similarly, we test each of our indefinite-lived intangible assets, which represent captive mutual fund contracts, by comparing their carrying amounts to their related fair value. We test our definite-lived intangible assets by comparing their carrying amounts to the remaining projected undiscounted cash flows attributable to the assets.

Deferred Taxes

Deferred taxes reflect the expected future tax consequences of temporary differences between the book carrying amounts and tax bases of our assets and liabilities. Historically, our deferred taxes have been comprised primarily of deferred tax liabilities attributable to intangible assets and deferred tax assets from state credits and loss carryforwards.

In measuring the amount of our deferred taxes each period, we must project the impact on our future tax payments of any reversal of deferred tax liabilities (which would increase our tax payments), and any use of our state credits and carryforwards (which would decrease our tax payments). In forming these estimates, we make assumptions about future federal and state income tax rates and the apportionment of future taxable income to states in which we have operations. An increase or decrease in federal or state income tax rates could have a material impact on our deferred income tax liabilities and assets and would result in a current income tax charge or benefit. For example, a 1% increase to our projected average tax rate would increase our deferred tax liabilities and income tax expense by $1.5 million.

In the case of our deferred tax assets, we regularly assess the need for valuation allowances, which would reduce these assets to their recoverable amounts. In forming these estimates, we make assumptions of future taxable income that may be generated to utilize these assets, which have limited lives. If we determine that these assets will be realized, we record an adjustment to the valuation allowance, which would decrease tax expense in the period such determination was made. Likewise, should we determine that we would be unable to realize additional amounts of our deferred tax assets, an adjustment to the valuation allowance would be charged to tax expense in the period such determination was made. For example, if we were to make an investment in a new Affiliate located in a state where we have operating loss carryforwards, the projected taxable income from the new Affiliate could be offset by these operating loss carryforwards, justifying a reduction to the valuation allowance.

Headquarters Lease

In 2001, we entered into a lease agreement with an owner-lessor entity ("Lessor") to finance the construction of our corporate headquarters building in Prides Crossing, Massachusetts (the "Building"). In accordance with Statement of Financial Accounting Standard No. 13 "Accounting for Leases" and related interpretations, the Building and the related financing obligations of the Lessor are not included on our consolidated balance sheet. As previously discussed, in January 2003 the FASB released FIN 46, which upon its effectiveness in the third quarter of 2003 will require the consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary. As a result, if we are determined to be the primary beneficiary, we would be required to consolidate the Building and its related financing (approximately $20 million), as more fully described in Note 3 to our Consolidated Financial Statements.

Earnings Per Share

Basic Earnings per share ("EPS") is calculated by dividing Net Income by the weighted average number of shares of our Common Stock outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of the potential issuance of incremental shares of our Common Stock including, but not limited to, stock options or convertible bonds. Diluted EPS does not include approximately 1.6 million shares of our Common Stock that may be issued upon the conversion of the outstanding zero coupon senior convertible notes because of a contingent conversion feature, which provides for conversion in certain limited circumstances.

ECONOMIC AND MARKET CONDITIONS

The asset management industry is an important segment of the financial services industry in North America and has been a key driver of growth in financial services over the last decade. As of the end of 2001 (the most recently compiled industry data), the assets under management across our principal distribution channels totaled more than $30 trillion. While the aggregate value of assets managed by the industry has been reduced by equity market declines since that time, we believe prospects for overall industry growth (estimated by one industry consultant to increase at a rate of 7.5% annually over the next five years) remain strong. We expect that this growth will be driven by market-related increases in assets under management, broad demographic trends and wealth creation related to growth in gross domestic product, and will be experienced in varying degrees across all three of the principal distribution channels for our Affiliates' products: High Net Worth, Mutual Fund and Institutional.

In the High Net Worth distribution channel (comprised of high net worth and affluent individuals, family trusts and managed accounts), we believe that each of the three factors of market performance, demographics and gross domestic product growth will lead to asset growth. High net worth individuals (those having more than $1 million in investable assets) represent the primary component of this distribution channel. At the end of 2001, there were an estimated 2.2 million high net worth individuals, with aggregate assets of $7.6 trillion. One recent industry report forecasts this asset base to grow to a total of $11.2 trillion by the end of 2006, an annual growth rate of 8%. We also expect that assets in the High Net Worth distribution channel will grow as a result of recent innovations in product development and distribution that allow a growing number of affluent investors access to managed account products at lower investment levels than has been traditionally available.

In the Mutual Fund distribution channel, the Investment Company Institute reports that more than 93 million individuals in almost 55 million households in the United States are invested in mutual funds, representing a 98% penetration level in U.S. households with more than $20,000 in investable assets. In 2002, net inflows to mutual funds (excluding money market funds) totaled approximately $122 billion. Despite positive flows, aggregate mutual fund assets declined from $7 trillion at the end of 2001 to $6.4 trillion at the end of 2002, principally as a result of market declines. We anticipate that inflows to mutual funds will continue and that aggregate mutual fund assets, particularly those in equity mutual funds, will increase in line with longer-term market growth.

The substantial majority of assets in the Institutional distribution channel are in retirement plans, and, to a lesser extent, endowments and foundations. Recent industry data indicates that aggregate pension assets totaled nearly $9 trillion at the end of 2001. While growth in Institutional retirement plans has slowed in recent years, we anticipate that the combination of an aging work force, higher funding levels to pension plans that are deemed under-funded and longer-term market growth should contribute to the ongoing strength of this distribution channel.

INTERNATIONAL OPERATIONS

First Quadrant Limited, an affiliate of First Quadrant, L.P., is organized and headquartered outside of London, England. Tweedy, Browne Company LLC, which is based in New York, maintains a research office in London. DFD Select Group, S.A.R.L., a subsidiary of DFD Select Group, N.V. (in which we own a minority interest), is organized and headquartered in Paris, France. In the future, we may invest in other investment management firms which are located and/or conduct a significant part of their operations outside of the United States. There are certain risks inherent in doing business internationally, such as changes in applicable laws and regulatory requirements, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting investment advisory fees receivable, political instability, fluctuations in currency exchange rates, expatriation controls and potential adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on our affiliated investment management firms that have international operations or on other investment management firms in which we may invest in the future and, consequently, on our business, financial condition and results of operations.

INFLATION

We do not believe that inflation or changing prices have had a material impact on our results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative disclosures about how we are affected by market risk, see "Market Risk."

SELECTED HISTORICAL FINANCIAL DATA

Set forth below are selected financial data for the last five years. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and accompanying notes included elsewhere in this Annual Report.

	For the Years Ended December 31,				
(in thousands, except as indicated and per share data)	1998	1999	2000	2001	2002
Statement of Operations Data					
Revenue	$238,494	$ 518,726	$ 458,708	$ 408,210	$ 482,536
Net Income[1]	25,551	72,188	56,656	49,989	55,942
Earnings per share—diluted	1.33	3.18	2.49	2.20	2.48
Average shares outstanding—diluted[2]	19,223	22,693	22,749	22,732	22,577
Other Financial Data					
Assets under management					
(at period end, in millions)	$ 57,731	$ 82,041	$ 77,523	$ 81,006	$ 70,809
Cash Flow from (used in):					
Operating activities	$ 45,424	$ 89,119	$ 153,711	$ 96,925	$ 127,300
Investing activities	(72,665)	(112,939)	(111,730)	(343,674)	(138,917)
Financing activities	28,163	54,035	(63,961)	288,516	(34,152)
EBITDA[3]	76,312	166,801	142,378	132,143	138,831
Cash Net Income[4]	45,675	98,318	87,676	84,090	99,552
Balance Sheet Data					
Intangible assets[5]	$490,949	$ 571,881	$ 643,470	$ 974,956	$1,113,064
Total assets	605,334	909,073	793,730	1,160,321	1,242,994
Long-term obligations[6]	192,504	176,646	154,436	223,795	485,225
Stockholders' equity[2]	313,655	477,986	493,910	543,340	571,861

(1) Net Income for the year ended December 31, 2002 reflects changes in the accounting for intangible assets as a result of the implementation of FAS 142, "Goodwill and Other Intangible Assets," in 2002, and therefore is not directly comparable to the operating results presented for prior periods.

(2) In March 1999, we raised $102.3 million from our sale of 4.0 million shares of Common Stock.

(3) The definition of EBITDA is presented in Note (c) on page 22. Our use of EBITDA, including a reconciliation to cash flow from operations, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Cash Net Income is defined as Net Income plus the non-cash expenses of depreciation, amortization and deferred taxes. We believe that this measure best represents the performance of our investment management operations before non-cash expenses relating to our acquisition of interests in our affiliated investment management firms. Cash Net Income is not a measure of financial performance under generally accepted accounting principles and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Our use of Cash Net Income, including a reconciliation of Cash Net Income to Net Income, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations." As discussed in that section, for periods prior to our adoption of FAS 142 in 2002, we defined Cash Net Income as "Net Income plus depreciation and amortization."

(5) Intangible assets have increased with each investment in an affiliated investment management firm.

(6) Long-term obligations include borrowings under the Company's revolving credit facility and certain balances related to our convertible debt securities. As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," in May 2001 we issued zero coupon senior convertible notes and in December 2001 we completed a public offering of mandatory convertible debt securities. In anticipation of a possible repurchase of some or all of the outstanding zero coupon senior convertible notes prior in May 2004, we issued $300 million of floating rate senior convertible notes in February 2003. We have subsequently repurchased $111.5 million principal amount at maturity of zero coupon senior convertible notes in privately negotiated transactions. The issuance of the floating rate senior convertible notes and the subsequent repurchase of a portion of the zero coupon senior convertible notes are discussed in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Affiliated Managers Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Affiliated Managers Group, Inc. at December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 and Note 12 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.



Boston, Massachusetts
March 26, 2003

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31 2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 73,427	$ 27,708
Investment advisory fees receivable	57,148	50,798
Other current assets	9,464	11,009
Total current assets	140,039	89,515
Fixed assets, net	17,802	19,228
Equity investment in Affiliate	1,732	—
Acquired client relationships, net of accumulated amortization of $46,033 in 2001 and $60,562 in 2002	319,645	374,011
Goodwill, net of accumulated amortization of $68,113 in 2001 and 2002	655,311	739,053
Other assets	25,792	21,187
Total assets	$1,160,321	$1,242,994
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 67,136	$ 81,404
Notes payable to related party	—	12,348
Zero coupon convertible debt	227,894	—
Senior bank debt	25,000	—
Total current liabilities	320,030	93,752
Zero coupon convertible debt	—	229,023
Mandatory convertible debt	200,000	230,000
Deferred income taxes	38,081	61,658
Other long-term liabilities	23,795	26,202
Total liabilities	581,906	640,635
Commitments and contingencies	—	—
Minority interest	35,075	30,498
Stockholders' equity:		
Common Stock ($.01 par value; 80,000 shares authorized; 23,519 shares outstanding in 2001 and 2002)	235	235
Additional paid-in capital	405,087	405,769
Accumulated other comprehensive income (loss)	(846)	(244)
Retained earnings	190,502	246,444
	594,978	652,204
Less: treasury stock, at cost (1,309 shares in 2001 and 1,786 shares in 2002)	(51,638)	(80,343)
Total stockholders' equity	543,340	571,861
Total liabilities and stockholders' equity	$1,160,321	$1,242,994

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
(dollars in thousands, except per share data)	2000	2001	2002
Revenue	$458,708	$408,210	$482,536
Operating expenses:			
Compensation and related expenses	174,710	134,900	165,909
Amortization of intangible assets	26,409	28,432	14,529
Depreciation and other amortization	4,611	5,669	5,847
Selling, general and administrative	68,216	73,779	84,453
Other operating expenses	10,327	11,143	15,970
	284,273	253,923	286,708
Operating income	174,435	154,287	195,828
Non-operating (income) and expenses:			
Investment and other income	(2,264)	(5,105)	(3,473)
Interest expense	15,750	14,728	25,217
	13,486	9,623	21,744
Income before minority interest and income taxes	160,949	144,664	174,084
Minority interest	(65,341)	(61,350)	(80,846)
Income before income taxes	95,608	83,314	93,238
Income taxes	38,952	33,325	37,296
Net Income	$ 56,656	$ 49,989	$ 55,942
Earnings per share—basic	$ 2.54	$ 2.26	$ 2.54
Earnings per share—diluted	$ 2.49	$ 2.20	$ 2.48
Average shares outstanding—basic	22,307,476	22,136,410	22,019,482
Average shares outstanding—diluted	22,748,595	22,732,129	22,577,233
Supplemental disclosure of total comprehensive income:			
Net Income	$ 56,656	$ 49,989	$ 55,942
Other comprehensive income	(287)	(504)	602
Total comprehensive income	$ 56,369	$ 49,485	$ 56,544

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Years Ended December 31, 2000	2001	2002
Cash flow from operating activities:			
Net Income	$ 56,656	$ 49,989	$ 55,942
Adjustments to reconcile Net Income to cash flow from operating activities:			
Amortization of intangible assets	26,409	28,432	14,529
Amortization of debt issuance costs	—	4,362	3,582
Depreciation and other amortization	4,611	5,669	5,847
Deferred income tax provision	6,561	5,731	23,234
FAS 133 transition adjustment	—	(2,203)	(708)
Reclassification of FAS 133 adjustment to Net Income	—	1,958	245
Accretion of interest	—	751	1,129
Changes in assets and liabilities:			
Decrease in investment advisory fees receivable	182,241	15,143	6,901
Decrease (increase) in other current assets	(8,639)	6,347	(2,212)
Decrease (increase) in non-current other receivables	5,064	90	(627)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(87,073)	(27,742)	24,015
Increase (decrease) in minority interest	(32,119)	8,398	(4,577)
Cash flow from operating activities	153,711	96,925	127,300
Cash flow used in investing activities:			
Purchase of fixed assets	(6,235)	(7,230)	(6,151)
Costs of investments, net of cash acquired	(104,438)	(335,968)	(136,499)
Distributions received from Affiliate equity investment	428	670	—
Increase in other assets	(699)	(1,146)	(213)
Loans to employees	(786)	—	3,946
Cash flow used in investing activities	(111,730)	(343,674)	(138,917)
Cash flow from (used in) financing activities:			
Borrowings of senior bank debt	193,500	222,300	290,000
Repayments of senior bank debt	(217,000)	(348,300)	(315,000)
Issuances of debt securities	—	427,143	30,000
Issuances of equity securities	8,412	9,130	3,453
Repayments of notes payable	—	—	(7,113)
Repurchase of stock	(48,858)	(9,113)	(30,432)
Debt issuance costs	(15)	(12,644)	(5,060)
Cash flow from (used in) financing activities	(63,961)	288,516	(34,152)
Effect of foreign exchange rate changes on cash flow	(287)	48	50
Net increase (decrease) in cash and cash equivalents	(22,267)	41,815	(45,719)
Cash and cash equivalents at beginning of year	53,879	31,612	73,427
Cash and cash equivalents at end of year	$ 31,612	$ 73,427	$ 27,708
Supplemental disclosure of cash flow information:			
Interest paid	$ 17,025	$ 9,727	$ 19,112
Income taxes paid	52,415	17,732	10,080
Supplemental disclosure of non-cash financing activities:			
Common Stock issued for Affiliate equity purchases	—	2,276	2,113
Notes issued for Affiliate equity purchases	—	24,458	15,825
Common Stock received for the exercise of stock options	1,027	—	—
Common Stock received in repayment of loans	—	—	2,263
Capital lease obligations for fixed assets	816	—	—
Notes received for Affiliates equity sales	—	—	1,800

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Shares	Treasury Shares at Cost
December 31, 1999	23,455,497	$235	$405,883	$ 83,802	(518,900)	$(11,934)
Issuance of Common Stock	63,547	—	1,227	—	328,938	8,266
Purchase of Common Stock	—	—	(53)	—	(1,287,401)	(49,885)
Net Income	—	—	—	56,656	—	—
Other comprehensive income	—	—	—	(287)	—	—
December 31, 2000	23,519,044	235	407,057	140,171	(1,477,363)	(53,553)
Issuance of Common Stock	—	—	(1,970)	—	325,622	11,028
Purchase of Common Stock	—	—	—	—	(157,100)	(9,113)
Net Income	—	—	—	49,989	—	—
Other comprehensive income	—	—	—	(504)	—	—
December 31, 2001	23,519,044	235	405,087	189,656	(1,308,841)	(51,638)
Issuance of Common Stock	—	—	682	—	177,449	5,566
Purchase of Common Stock	—	—	—	—	(654,932)	(34,271)
Net Income	—	—	—	55,942	—	—
Other comprehensive income	—	—	—	602	—	—
December 31, 2002	23,519,044	$235	$405,769	$246,200	(1,786,324)	$(80,343)

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Affiliated Managers Group, Inc. ("AMG" or the "Company") is an asset management company with equity investments in a diverse group of mid-sized investment management firms ("Affiliates"). AMG's Affiliates provide investment management services, primarily in the United States, to high net worth individuals, mutual funds and institutional clients.

Affiliates are either organized as limited partnerships or limited liability companies. AMG has contractual arrangements with many of its Affiliates whereby a percentage of revenue is allocable to fund Affiliate operating expenses, including compensation (the "Operating Allocation"), while the remaining portion of revenue (the "Owners' Allocation") is allocable to AMG and the other partners or members, generally with a priority to AMG. In certain other cases, the Affiliate is not subject to a revenue sharing arrangement, but instead operates on a profit-based model. As a result, AMG participates fully in any increase or decrease in the revenue or expenses of such firms.

All material intercompany balances and transactions have been eliminated. All dollar amounts except per share data in the text and tables herein are stated in thousands unless otherwise indicated. Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation.

Accounting for Investments

These Consolidated Financial Statements include the accounts of AMG and each Affiliate in which AMG has a controlling interest. In each such instance, AMG is, directly or indirectly, the sole general partner (in the case of Affiliates which are limited partnerships) or sole manager member (in the case of Affiliates which are limited liability companies). For Affiliate operations consolidated into these financial statements, the portion of the Owners' Allocation allocated to owners other than AMG is included in minority interest in the Consolidated Statements of Operations. Minority interest on the Consolidated Balance Sheets includes capital and undistributed Owners' Allocation owned by the managers of the consolidated Affiliates.

Investments where AMG or an Affiliate does not hold a controlling interest are generally accounted for under the equity method of accounting, and AMG's portion of Net Income is included in investment and other income. Investments in which AMG or the Affiliate owns less than a 20% interest and does not exercise significant influence are accounted for under the cost method. Under the cost method, AMG's portion of Net Income is not included in the Consolidated Statements of Operations and dividends are recorded when, and if, declared. Nevertheless, charges are recognized in the Consolidated Statements of Operations if events or circumstances indicate an other than temporary decline of the carrying value.

Revenue Recognition

The Company's consolidated revenue represents advisory fees billed monthly, quarterly and annually by Affiliates for managing the assets of clients. Asset-based advisory fees are recognized monthly as services are rendered and are based upon a percentage of the market value of client assets managed. Any fees collected in advance are deferred and recognized as income over the period earned. Performance-based advisory fees are recognized when earned based upon either the positive difference between the investment returns on a client's portfolio compared to a benchmark index or indices, or an absolute percentage of gain in the client's account as measured at the end of the contract period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value due to the short-term maturity of these investments.

Fixed Assets

Equipment and other fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Acquired Client Relationships and Goodwill

The purchase price for the acquisition of interests in Affiliates is allocated based on the fair value of net assets acquired, primarily acquired client relationships. In determining the allocation of purchase price to acquired client relationships, the Company analyzes the net present value of each acquired Affiliate's existing client relationships based on a number of factors including: the Affiliate's historical and potential future operating performance; the Affiliate's historical and potential future rates of attrition among existing clients; the stability and longevity of existing client relationships; the Affiliate's recent, as well as long-term, investment performance; the characteristics of the firm's products and investment styles; the stability and depth of the Affiliate's management team and the Affiliate's history and perceived franchise or brand value. As a result of the Company's adoption of Financial Accounting Standard No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets," the cost assigned to indefinitely lived acquired client relationships, generally mutual fund management contracts, is no longer amortized. The cost assigned to all other acquired client relationships is amortized using the straight-line method over a weighted average life of 16 years. The expected useful lives of acquired client relationships are analyzed separately for each acquired Affiliate and determined based on an analysis of the historical and potential future attrition rates of each Affiliate's existing clients, as well as a consideration of the specific attributes of the business of each Affiliate. In accordance with FAS 142, goodwill is no longer amortized, but instead, reviewed annually for impairment.

The excess of purchase price for the acquisition of interests in Affiliates over the fair value of net assets acquired, including acquired client relationships, is classified as goodwill. Prior to the adoption of FAS 142, goodwill was amortized using the straight-line method over a weighted average life of 32 years. In determining the amortization period for goodwill, the Company considered a number of factors including: the firm's historical and potential future operating performance; the characteristics of the firm's clients, products and investment styles; and the firm's history and perceived franchise or brand value.

As further described in Note 11, the Company periodically purchases additional equity interests in Affiliates from minority interest owners. Resulting payments made to such owners are generally considered purchase price for such acquired interests. The estimated cost of equity that has been awarded in connection with employment is accrued (net of estimated forfeitures) over the service period as equity-based compensation.

Debt Issuance Costs

Debt issuance costs incurred in securing credit facility financing are amortized over the term of the credit facility using the effective interest method. Debt issuance costs incurred in issuing the zero coupon senior convertible securities were amortized over the period to the first investor put date. Debt issuance costs incurred in issuing the mandatory convertible securities are amortized over the period of the forward stock purchase contract component of such securities.

Derivative Financial Instruments

On January 1, 2001, the Company adopted Financial Accounting Standard No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by Financial Accounting Standard No. 138, "Accounting For Certain Derivative Instruments and Certain Hedging Activities." FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting FAS 133 was not material to the Company's Consolidated Financial Statements.

The Company is exposed to interest rate risk inherent in its variable rate debt liabilities. The Company's risk management strategy uses financial instruments, specifically interest rate swap contracts, to hedge certain interest rate exposures. In entering into these contracts, AMG intends to offset cash flow gains and losses that occur on its existing debt liabilities with cash flow losses and gains on the contracts hedging these liabilities. For example, the Company may agree with a counterparty (typically a major commercial bank) to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

The Company records all derivatives on the balance sheet at fair value. As the Company's hedges are designated and qualify as cash flow hedges, the effective portion of the unrealized gain or loss on the derivative instrument is recorded in accumulated other comprehensive income as a separate component of stockholders' equity and reclassified into earnings when periodic settlement of variable rate liabilities are recorded in earnings. For interest rate swaps, hedge effectiveness is measured by comparing the present value of the cumulative change in the expected future variable cash flows of the hedged contract with the present value of the cumulative change in the expected future variable cash flows of the hedged item, both of which are based on Eurodollar rates. To the extent that the critical terms of the hedged item and the derivative are not identical, hedge ineffectiveness is reported in earnings as interest expense. Hedge ineffectiveness was not material in 2001 and 2002.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected consequences of temporary differences between the financial statement basis and tax basis of the Company's assets and liabilities. A deferred tax valuation allowance is established if, in management's opinion, it is more likely than not that all or a portion of the Company's deferred tax assets will not be realized.

Foreign Currency Translation

The assets and liabilities of non-U.S. based Affiliates are translated into U.S. dollars at the exchange rates in effect as of the balance sheet date. Revenue and expenses are translated at the average monthly exchange rates then in effect.

Equity-Based Compensation Plans

Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," encourages but does not require adoption of a fair value-based accounting method for stock-based compensation arrangements. An entity may continue to apply Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations, provided the entity discloses its pro forma Net Income and Earnings per share as if the fair value-based method had been applied in measuring compensation cost.

The Company continues to apply APB 25 and related interpretations in accounting for its equity-based compensation arrangements. Under the fair value method prescribed by FAS 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the expected service period. If the Company's expense for equity-based compensation arrangements had been determined based on the fair value method promulgated by FAS 123, the Company's Net Income and Earnings per share would have been as follows:

	Year Ended December 31,		
	2000	2001	2002
Net Income—as reported	$56,656	$49,989	$55,942
Net Income—FAS 123 pro forma	48,962	41,192	46,179
Earnings per share—basic—as reported	2.54	2.26	2.54
Earnings per share—basic—pro forma	2.19	1.85	2.10
Earnings per share—diluted—as reported	2.49	2.20	2.48
Earnings per share—diluted—pro forma	2.15	1.81	2.05

The weighted average fair value of options granted in the years ended December 31, 2000, 2001 and 2002 were estimated at $26.11, $15.69 and $10.53 per option, respectively, using the Black-Scholes option pricing model. The following weighted average assumptions were used for the option valuations.

	Year Ended December 31,		
	2000	2001	2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	53.3%	30.0%	27.5%
Risk-free interest rate	5.7%	4.4%	3.4%
Expected life of options (in years)	7.2	5.0	4.6

In December 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 148, ("FAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure." FAS 148 amends FAS 123 to provide alternative methods of transition to the fair value method of accounting for stock-based compensation when companies elect to expense stock options at fair value at the time of grant. As the Company currently follows the intrinsic value method described in APB 25, the transition provision of FAS 148 does not apply. FAS 148 also requires additional interim disclosure for all companies with stock-based employee compensation. The interim disclosure requirements are effective for periods that begin after December 15, 2002, and the Company will provide the required disclosure in its unaudited financial statements for the period ending March 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Developments

In October 2001, the FASB issued Financial Accounting Standard No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 establishes new rules for the recognition and measurement of asset impairment as well as the reporting of disposals of a business segment and the recognition of losses from the discontinuation of operations. The Company's adoption of FAS 144 on January 1, 2002, did not have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses financial accounting and reporting for companies that issue certain guarantees. FIN 45 requires the recognition of a liability for the fair value of all guarantees entered into or modified after December 31, 2002, even when the likelihood of making any payments under the guarantee is remote. FIN 45 also requires enhanced disclosures for guarantees existing at December 31, 2002. The impact of the adoption of FIN 45 on the Company's reported operating results and financial position is not expected to be material.

In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses reporting and disclosure requirements for Variable Interest Entities ("VIEs"). FIN 46 defines a VIE as an entity that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary. It also requires additional disclosures for an enterprise that holds a significant variable interest in a VIE, but is not the primary beneficiary. The consolidation and disclosure provisions of FIN 46 are effective immediately for VIEs created after January 31, 2003, and for reporting periods beginning after June 15, 2003 for VIEs created before February 1, 2003. FIN 46 also requires interim disclosures in all financial statements issued after January 31, 2003, regardless of the date on which the VIE was created, if it is reasonably possible that an enterprise will consolidate or disclose information about a VIE when FIN 46 becomes effective. As a result, the Company may be required to consolidate the building and financing of the Company's corporate headquarters in its financial statements for periods beginning with the third quarter of 2003.

2. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and investment advisory fees receivable. The Company maintains cash and cash equivalents, short-term investments and, at times, certain off-balance sheet financial instruments with various financial institutions. These financial institutions are typically located in cities in which AMG and its Affiliates operate. For AMG and certain Affiliates, cash deposits at a financial institution may exceed FDIC insurance limits.

3. FIXED ASSETS AND LEASE COMMITMENTS

Fixed assets consist of the following:

	At December 31, 2001	2002
Office equipment	$ 15,306	$ 15,625
Furniture and fixtures	11,649	11,705
Leasehold improvements	8,181	13,182
Computer software	3,837	4,534
Total fixed assets	38,973	45,046
Accumulated depreciation	(21,171)	(25,818)
Fixed assets, net	$ 17,802	$ 19,228

The Company and its Affiliates lease computer equipment and office space for their operations. At December 31, 2002, the Company's aggregate future minimum payments for operating leases having initial or noncancelable lease terms greater than one year are payable as follows:

Year Ending December 31,	Required Minimum Payments
2003	$12,612
2004	11,497
2005	9,848
2006	8,248
2007	7,016
Thereafter	15,092

Consolidated rent expense for 2000, 2001 and 2002 was $10,327, $11,143 and $15,970, respectively.

In 2001, the Company entered into a lease agreement with an owner-lessor entity ("Lessor") to finance the construction of its corporate headquarters building in Prides Crossing, Massachusetts (the "Building"). In accordance with Statement of Financial Accounting Standards No. 13 "Accounting for Leases" and related interpretations, the Building and the related financing obligations are not included on the Company's consolidated balance sheet. The initial lease term is approximately five years, beginning at the date of the completion of construction, which occurred in December 2001. At the end of the lease term, the Company has the option to extend the lease or purchase the Building for the then outstanding amounts expended by the Lessor for the Building. If the lease is not extended and the Company elects not to acquire the Building, then the Company would be contingently liable for 85% of the construction costs, or approximately $17 million. The Company would also have contingent payment obligations to the Lessor if an event of default should occur during the lease period. If the Company defaults, then its obligation would equal up to 100% of the Lessor's investment in the Building, which could exceed the aforementioned contingent liability.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	At December 31,	
	2001	2002
Accounts payable	$ 1,634	$ 2,379
Accrued compensation	38,738	40,519
Accrued income taxes	5,615	10,429
Accrued rent	1,772	1,125
Accrued interest	115	163
Deferred revenue	1,546	1,237
Accrued professional services	764	1,631
Other	16,952	23,921
	$67,136	$81,404

5. BENEFIT PLANS

The Company has two defined contribution plans consisting of a qualified employee profit-sharing plan covering substantially all of its full-time employees and four of its Affiliates, and a non-qualified plan for certain senior employees. Twelve of AMG's other Affiliates have separate defined contribution retirement plans. Under each of the qualified plans, AMG and each participating Affiliate, as the case may be, are able to make discretionary contributions to qualified plan participants up to IRS limits. Consolidated expenses related to the Company's qualified and non-qualified plans in 2000, 2001 and 2002 were $10,759, $5,669 and $7,325, respectively.

The Company contributed $6,225 to the non-qualified plan (the "Plan") in the year ended December 31, 2000. This irrevocable contribution was expensed when it was contributed. Plan balances are invested equally between the Company's Common Stock and Affiliate investment products. Realized gains on undistributed balances are paid currently to participants. Upon a participant's termination, undistributed employee plan balances are reallocated to the remaining participants in accordance with the terms of the Plan.

6. LONG-TERM DEBT

At December 31, 2002, long-term senior debt was $459,023, consisting of $229,023 of zero coupon senior convertible notes and $230,000 of mandatory convertible debt securities. At December 31, 2001, long-term senior debt consisted of $200,000 of mandatory convertible debt securities.

In August 2002, the Company replaced its former senior revolving credit facility with a new senior revolving credit facility (the "Facility") with several major commercial banks. The Facility, which is scheduled to mature in August 2005, currently provides that the Company may borrow up to $250,000 at rates of interest (based either on the Eurodollar rate or the Prime rate as in effect from time to time) that vary depending on the Company's credit ratings. The effective interest rate on the outstanding borrowings at December 31, 2001 was 2.6%. There were no outstanding borrowings at December 31, 2002. Subject to the agreement of the lenders (or prospective lenders) to increase their commitments, the Company has the option to increase the Facility to $350,000. The Facility contains financial covenants with respect to net worth, leverage and interest coverage. The Facility also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, dividends and fundamental corporate changes. All borrowings under the Facility are collateralized by pledges of all capital stock or other equity interests owned by AMG. The Company pays a quarterly commitment fee on the daily unused portion of the Facility, which fee amounted to $252, $474 and $705 for the years ended December 31, 2000, 2001, and 2002 respectively.

In December 2001, the Company completed a public offering of mandatory convertible debt securities ("FELINE PRIDES"). A sale of an over-allotment of the securities was completed in January 2002, and increased the amount outstanding to $230,000. Each FELINE PRIDE initially consists of (i) a senior note due November 17, 2006 with a principal amount of $25 per note (each, a "Senior Note"), on which the Company pays interest quarterly at the annual rate of 6%, and (ii) a forward purchase contract pursuant to which the holder has agreed to purchase, for $25 per contract, shares of the Company's Common Stock on November 17, 2004 with the number of shares to be determined based upon the average trading price of the Company's Common Stock for a period preceding that date. Depending on the average trading price in that period, the number of shares of the Company's Common Stock to be issued in the settlement of the contracts will range from 2,736,000 to 3,146,000.

Each of the Senior Notes is pledged to the Company to collateralize the holder's obligations under the forward purchase contracts. Beginning in August 2004, the Senior Notes will be remarketed to new investors. If successful, the remarketing will generate $230,000 of proceeds to be used by the original holders of the FELINE PRIDES to honor their obligations on the forward purchase contracts. In exchange for the additional $230,000 in payment on the forward purchase contracts, the Company will issue shares of its Common Stock. The number of shares of Common Stock to be issued will be determined by the price of the Company's Common Stock at that time.

The Senior Notes will remain outstanding until November 2006 and (assuming a successful remarketing) will be held by the new investors.

In May 2001, the Company completed a private placement of zero coupon senior convertible notes. In this private placement, the Company sold a total of $251,000 principal amount at maturity of zero coupon senior convertible notes due 2021, with each note issued at 90.50% of such principal amount and accreting at a rate of 0.50% per annum. The Company has the option to redeem the securities for cash on or after May 7, 2006 and may be required to repurchase the securities at the accreted value at the option of the holders on May 7 of 2004, 2006, 2011 and 2016. If the holders exercise this option, the Company may elect to repurchase the securities with cash, shares of its Common Stock or some combination thereof. It is the Company's current intention to repurchase the securities with cash.

In connection with the purchase of additional Affiliate equity interests in 2001 and 2002, the Company issued $17,157 and $15,825, respectively, of notes to Affiliate partners. Of these amounts, $12,088 is due in 2003 and is included in the Company's Consolidated Financial Statements as a current liability. The balance of these notes, which is included in other long-term liabilities, bears interest at a weighted average interest rate of 5.1% and has maturities that range from 2004 to 2006.

7. INCOME TAXES

A summary of the provision for income taxes is as follows:

		Year Ended December 31,		
		2000	2001	2002
Federal:	Current	$27,854	$24,144	$12,916
	Deferred	5,606	5,016	20,331
State:	Current	4,537	3,450	1,146
	Deferred	955	715	2,903
Provision for income taxes		$38,952	$33,325	$37,296

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	Year Ended December 31,		
	2000	2001	2002
Tax at U.S. federal income tax rate	35%	35%	35%
Nondeductible expenses	2	2	1
State income taxes, net of federal benefit	4	3	2
Valuation allowance	—	—	2
	41%	40%	40%

The components of deferred tax assets and liabilities are as follows:

	December 31,	
	2001	2002
Deferred assets (liabilities):		
State net operating loss and credit carryforwards	$ 2,345	$ 5,385
Intangible amortization	(43,067)	(66,727)
Deferred compensation	1,716	452
Accruals	2,721	4,042
	(36,285)	(56,848)
Valuation allowance	(1,796)	(4,810)
Net deferred income taxes	$(38,081)	$(61,658)

At December 31, 2002, the Company had state net operating loss carryforwards that will expire over a 15-year period beginning in the year 2003. The Company also has state tax credit carryforwards, which will expire over a 10-year period beginning in 2003. The valuation allowance at December 31, 2001 and 2002 is related to the uncertainty of the realization of most of these loss and credit carryforwards, whose use depends upon the Company's generation of sufficient taxable income prior to their expiration.

8. DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2001, the Company had a $25,000 notional amount interest rate swap contract outstanding with a major commercial bank as counter party to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to the notional amount.

In February 2002, the Company entered into a second $25,000 notional amount interest rate swap contract. This contract, which did not qualify for hedge accounting, was closed in the second quarter of 2002, and the realized loss, which was not material, was recorded in earnings.

In December 2002, the Company's $25,000 notional amount of interest rate swap contract expired. At December 31, 2002, the Company did not have any net unrealized losses on derivative instruments.

9. COMPREHENSIVE INCOME

The Company's comprehensive income includes Net Income, changes in unrealized foreign currency gains and losses and changes in unrealized gains and losses on derivative instruments, which also include the cumulative effect of adopting FAS 133. Comprehensive income, net of taxes, was as follows:

	For the year ended December 31,		
	2000	2001	2002
Net Income	$56,656	$49,989	$55,942
Change in unrealized foreign currency gains (losses)	(287)	48	50
Change in net unrealized loss on derivative instruments	—	(830)	830
Reclassification of unrealized (gain) loss on derivative instruments to Net Income	—	425	(425)
Cumulative effect of change in accounting principle—FAS 133 transition adjustment	—	(1,321)	—
Reclassification of FAS 133 transition adjustment to Net Income	—	1,174	147
Comprehensive income	$56,369	$49,485	$56,544

The components of accumulated other comprehensive income, net of taxes, were as follows:

	December 31,	
	2001	2002
Foreign currency translation adjustment	$(294)	$(244)
Unrealized loss on derivative instruments	(552)	—
Accumulated other comprehensive income (loss)	$(846)	$(244)

10. COMMITMENTS AND CONTINGENCIES

The Company and its Affiliates are subject to claims, legal proceedings and other contingencies in the ordinary course of their business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved in a fashion unfavorable to the Company or its Affiliates. The Company and its Affiliates establish accruals for matters for which the outcome is probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

11. ACQUISITIONS

On August 8, 2002, the Company acquired 60% of New York-based Third Avenue Management LLC ("Third Avenue"). The results of Third Avenue's operations have been included in the Consolidated Financial Statements since that date. Third Avenue serves as the adviser to the Third Avenue family of no-load mutual funds and the sub-adviser to non-proprietary mutual funds and annuities, and also manages separate accounts for high net worth individuals and institutions. The transaction was financed through the Company's working capital and borrowings under the Facility, as described in greater detail in Note 6. During 2002, the Company also made payments to acquire interests in existing Affiliates, which were financed through working capital and the issuance of notes and shares of the Company's Common Stock. The total cost of investments made during 2002 was $152,324 and goodwill recognized in these transactions amounted to $83,742.

On October 31, 2001, the Company acquired 51% of Friess Associates, LLC ("Friess"). The results of Friess' operations have been included in the Consolidated Financial Statements since that date. Friess is an investment adviser to the Brandywine family of mutual funds and institutional and high net worth accounts and is based in Delaware, Wyoming and Arizona. A summary of the fair values of the net assets acquired in this acquisition is as follows:

Current assets, net	$ 3,239
Fixed assets	433
Acquired client relationships	110,475
Goodwill	130,638
Total purchase price, including acquisition costs	$244,785

The fair value of amortizable acquired client relationships of $13,221 is being amortized over 15 years, and the remaining acquired client relationships that are attributable to mutual fund management contracts are not being amortized. All of these intangible assets are deductible for tax purposes.

In addition, in 2001 the Company made the following investments for a total cost of $124,211, which was paid in cash, notes payable issued, and the Company's Common Stock:

- a 60% voting interest in Welch & Forbes LLC ("Welch & Forbes"), a Boston-based investment adviser to personal trusts, high net worth families and charitable foundations;
- through The Renaissance Group LLC, a 60% interest in Bowling Portfolio Management, a Cincinnati-based investment adviser to institutional and high net worth clients;
- a minority interest in DFD Select Group, N.V., a Paris-based sponsor of an Irish-registered and listed umbrella trust of hedge funds; and
- several additional purchases of management equity in existing Affiliates.

Goodwill recognized in these transactions amounted to $96,731, all of which is deductible for tax purposes.

Unaudited pro forma data for the years ended December 31, 2001 and December 31, 2002 are set forth below, giving consideration to the acquisitions occurring in the respective two-year period as if such transactions occurred as of the beginning of 2001, assuming revenue sharing arrangements had been in effect for the entire period and after making certain other pro forma adjustments.

	Year Ended December 31,	
	2001	2002
Revenue	$536,533	$519,059
Net Income	58,423	60,306
Earnings per share—basic	$ 2.64	$ 2.74
Earnings per share—diluted	2.57	2.67

In conjunction with certain acquisitions, the Company has entered into agreements and is contingently liable, upon achievement of specified financial targets, to make additional purchase payments of up to $9,695. If required, these contingent payments will be settled for cash beginning in August 2003 and will be accounted for as an adjustment to the purchase price of the Affiliate.

The Company's operating agreements provide Affiliate managers the right to require AMG to purchase their retained equity interests at certain intervals. The Company is also obligated to purchase all remaining interests held by an Affiliate manager upon his or her death, disability or termination of employment. These purchases are generally calculated based on a multiple of the Affiliate's cash flow distributions, which is intended to represent fair value. In addition, to ensure the availability of continued ownership participation for future key employees, the Company can purchase certain equity interests retained by Affiliate managers. At December 31, 2002, the maximum amount of the Company's obligations under these arrangements equaled approximately $575,600. Assuming the closing of all such transactions, AMG would own the prospective cash flow distributions associated with all interests owned by Affiliate managers so purchased, currently estimated to represent approximately $67,242 on an annualized basis.

12. GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the FASB issued Financial Accounting Standard No. 141 ("FAS 141"), "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." FAS 141 limits the method of accounting for business combinations to the purchase method and establishes new criteria for the recognition of other intangible assets. FAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. The Company adopted FAS 141 on July 1, 2001 and FAS 142 on January 1, 2002. In accordance with FAS 141, goodwill and any other intangible assets determined to have indefinite lives that were acquired in a purchase business combination completed after June 30, 2001 were not amortized from the date of their acquisition. Pursuant to FAS 142, the Company has reviewed the intangibles acquired in prior business combinations for impairment, and determined that there was no impairment.

The following table reflects the Company's operating results adjusted as though the Company had not amortized goodwill and other indefinitely lived intangible assets in 2000 or 2001.

	Year Ended December 31,		
	2000	2001	2002
Net Income (as reported)	$56,656	$49,989	$55,942
Add back: intangible asset amortization	18,493	19,351	—
Tax effect at effective tax rate	(7,397)	(7,739)	—
Adjusted Net Income	$67,752	$61,601	$55,942
Earnings per share—basic—as reported	$ 2.54	$ 2.26	$ 2.54
Earnings per share—basic—as adjusted	3.04	2.78	2.54
Earnings per share—diluted—as reported	2.49	2.20	2.48
Earnings per share—diluted—as adjusted	2.98	2.71	2.48

As previously described in Note 11, in 2002 the Company completed its investment in Third Avenue and made payments to acquire interests in existing Affiliates of the Company. The increase in goodwill associated with such transactions, as well as the carrying amounts of goodwill, are reflected in the following table for each of the Company's operating segments, which are discussed in greater detail in Note 18:

	High Net Worth	Mutual Fund	Institutional	Total
Balance, as of December 31, 2001	$169,429	$214,741	$271,141	$655,311
Goodwill acquired	11,778	53,793	18,171	83,742
Balance, as of December 31, 2002	$181,207	$268,534	$289,312	$739,053

The following table reflects the components of intangible assets as of December 31, 2002:

	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Acquired client relationships	$230,599	$49,722
Non-amortized intangible assets:		
Acquired client relationships—mutual fund management contracts	203,974	10,840
Goodwill	807,166	68,113

Amortizable acquired client relationships are amortized using the straight-line method over a weighted average life of approximately 16 years. Amortization expense was $28,432 and $14,529 for the years ended December 31, 2001 and 2002, respectively. The Company estimates that amortization expense will be approximately $16,000 per year from 2003 through 2007, assuming no additional investments in new or existing Affiliates.

13. STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of Preferred Stock in classes or series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the stock certificate. Any such Preferred Stock issued by the Company may rank prior to Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

Common Stock

In April 2000, the Company's Board of Directors authorized a share repurchase program permitting AMG to repurchase up to 5% of its issued and outstanding shares of Common Stock. In July 2002, the Board of Directors approved an increase to the existing share repurchase program authorizing AMG's repurchase of up to an additional 5% of its issued and outstanding shares of Common Stock. The timing and amount of purchases are determined at the discretion of AMG's management. In the year ended December 31, 2002, AMG repurchased 581,800 shares of Common Stock at an average price of $52.31 per share. In the year ended December 31, 2001, the Company repurchased 157,100 shares of Common Stock at an average price of $57.97 per share.

Stock Option and Incentive Plans

The Company has established the 1997 Stock Option and Incentive Plan (as amended and restated), under which it is authorized to grant options to employees, directors and other key persons. In 2002, stockholders approved an amendment to increase to 5,250,000 the shares of the Company's Common Stock available for issuance under this plan.

In 2002, the Company's Board of Directors established the 2002 Stock Option and Incentive Plan, under which the Company is authorized to grant non-qualified stock options and certain other awards to employees and directors. This plan requires that the majority of grants under the plan in any three-year period must be issued to employees of the Company who are not executive officers or directors of the Company. This plan has not been approved by the Company's shareholders. There are 2,250,000 shares of the Company's Common Stock available for issuance under this plan.

The plans are administered by a committee of the Board of Directors. The exercise price of stock options is the fair market value of the Common Stock on the date of grant, or such other amount as the committee may determine in accordance with the relevant plan. The stock options generally vest over periods ranging up to four years and expire seven to ten years after the grant date.

The following table summarizes the transactions of the Company's stock option and incentive plans for the three-year period ended December 31, 2002.

	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding— December 31, 1999	2,015,250	$27.40
Activity in 2000		
Options granted	869,000	49.86
Options exercised	(324,225)	21.46
Options forfeited	(100,875)	29.80
Unexercised options outstanding— December 31, 2000	2,459,150	$36.02
Activity in 2001		
Options granted	1,190,750	63.68
Options exercised	(213,617)	28.17
Options forfeited	(24,875)	38.28
Unexercised options outstanding— December 31, 2001	3,411,408	$46.15
Activity in 2002		
Options granted	968,000	47.14
Options exercised	(111,651)	29.92
Options forfeited	(750)	60.19
Unexercised options outstanding— December 31, 2002	4,267,007	$46.80
Exercisable options—		
December 31, 2000	1,011,460	$30.84
December 31, 2001	1,475,870	36.69
December 31, 2002	2,215,869	41.41

The following table summarizes information about the Company's stock options at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/02	Weighted Avg. Remaining Contractual Life (years)	Weighted Avg. Exercise Price	Exercisable as of 12/31/02	Weighted Avg. Exercise Price
$10-20	2,300	5.8	$14.25	2,300	$14.25
20-30	1,002,706	6.1	27.06	841,456	26.71
30-40	298,938	5.5	34.70	286,748	34.68
40-50	835,750	7.9	44.10	319,807	45.45
50-60	1,486,563	7.1	54.38	600,688	55.57
60-70	85,000	7.0	65.19	25,935	64.03
70-80	555,750	6.0	70.03	138,935	70.03
	4,267,007	6.8	$46.80	2,215,869	$41.41

14. EARNINGS PER SHARE

The calculation for basic Earnings per share is based on the weighted average number of shares of the Company's Common Stock outstanding during the period. The following is a reconciliation of the numerators and denominators of the basic and diluted Earnings per share computations. Diluted Earnings per share is similar to basic Earnings per share, but adjusts for the effect of the potential issuance of incremental shares of the Company's Common Stock related to stock options and, in certain instances, the Company's convertible securities, which are described in Note 6. Unlike all other dollar amounts in these Notes, Net Income in this table is not presented in thousands.

	2000	2001	2002
Numerator:			
Net Income	$56,656,000	$49,989,000	$55,942,000
Denominator:			
Average shares outstanding— basic	22,307,476	22,136,410	22,019,482
Incremental common shares	441,119	595,719	557,751
Average shares outstanding— diluted	22,748,595	22,732,129	22,577,233
Earnings per share:			
Basic	$2.54	$2.26	$2.54
Diluted	2.49	2.20	2.48

On May 25, 2000, the Company's shareholders approved an increase in the number of authorized shares of voting Common Stock from 40,000,000 to 80,000,000. For the years ended December 31, 2000, 2001 and 2002, the Company repurchased a total of 1,261,800, 157,100 and 581,800 shares of Common Stock under various stock repurchase programs.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to market risks brought on by changes in interest rates. Derivative financial instruments may be used by the Company to reduce those risks, as explained in this Note.

(a) Notional amounts and credit exposures of derivatives

The notional amount of derivatives does not represent amounts that are exchanged by the parties, and thus are not a measure of the Company's exposure. The amounts exchanged are calculated on the basis of the notional or contract amounts, as well as on other terms of the interest rate swap derivatives, and the volatility of these rates and prices.

The Company would be exposed to credit-related losses in the event of nonperformance by the counter parties that issued the financial instruments, although the Company does not expect that the counter parties to interest rate swaps will fail to meet their obligations, given their typically high credit ratings. The credit exposure of derivative contracts is represented by the positive fair value of contracts at the reporting date, reduced by the effects of master netting agreements. The Company generally does not give or receive collateral on interest rate swaps because of its own credit rating and that of its counterparties.

(b) Interest Rate Risk Management

The Company enters into interest rate swaps to reduce exposure to interest rate risk connected to existing liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. Interest rate swaps allow the Company to achieve a level of variable-rate and fixed-rate debt that is acceptable to management, and to cap interest rate exposure. The Company agrees with another party to exchange the difference between fixed-rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

(c) Fair Value

Financial Accounting Standard No. 107 ("FAS 107"), "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose the estimated fair values for certain of its financial instruments. Financial instruments include items such as loans, interest rate contracts, notes payable and other items as defined in FAS 107.

Fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices are used when available; otherwise, management estimates fair value based on prices of financial instruments with similar characteristics or by using valuation techniques such as discounted cash flow models. Valuation techniques involve uncertainties and require assumptions and judgments regarding prepayments, credit risk and discount rates. Changes in these assumptions will result in different valuation estimates. The fair value presented would not necessarily be realized in an immediate sale; nor are there typically plans to settle liabilities prior to contractual maturity. Additionally, FAS 107 allows companies to use a wide range of valuation techniques; therefore, it may be difficult to compare the Company's fair value information to other companies' fair value information.

The carrying amount of cash and cash equivalents approximates fair value because of the short-term nature of these instruments. The carrying value of notes receivable approximate fair value because interest rates and other terms are at market rates. The carrying value of notes payable approximates fair value principally because of the short-term nature of the note. The carrying value of senior bank debt approximates fair value because the debt is a revolving credit facility with variable interest based on selected short-term rates. The fair market value of the zero coupon senior convertible debt and the mandatory convertible debt at December 31, 2002 was $224,959 and 237,900, respectively. The fair values of interest rate hedging agreements are quoted market prices based on the estimated amount necessary to terminate the agreements. The fair market values of interest rate hedging agreements were ($1,383) and $0 at December 31, 2001 and 2002, respectively.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the Company for 2001 and 2002.

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$100,475	$100,663	$ 96,584	$110,488
Operating income	37,312	37,890	35,674	43,411
Income before income taxes	19,883	21,845	20,585	21,001
Net Income	11,930	13,107	12,352	12,600
Earnings per share—diluted	$ 0.53	$ 0.58	$ 0.54	$ 0.55

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$119,335	$129,631	$115,258	$118,312
Operating income	49,738	55,560	45,225	45,305
Income before income taxes	24,180	25,588	21,366	22,104
Net Income	14,508	15,353	12,819	13,262
Earnings per share—diluted	$ 0.63	$ 0.67	$ 0.57	$ 0.60

During each quarter of 2002, the Company experienced an increase in revenue, operating income and income before income taxes from the same period in 2001, primarily as a result of the Company's investments in Friess and Welch & Forbes in the last quarter of 2001 and Third Avenue in the third quarter of 2002. Net Income and Earnings per share are also higher in each quarter of 2002 because of the adoption of FAS 142 on January 1, 2002.

17. RELATED PARTY TRANSACTIONS

During 2002, the Company terminated its employee loan program, and all loans were repaid. At December 31, 2002, there were no loans outstanding, while at December 31, 2001, loans outstanding totaled $6,220.

In connection with the purchase of additional Affiliate equity interests in 2001 and 2002, the Company issued $17,157 and $15,825, respectively, of notes to Affiliate partners. Of these amounts, $12,088 is due in 2003 and is included as a current liability.

18. SEGMENT INFORMATION

Financial Accounting Standard No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information," establishes disclosure requirements relating to operating segments in annual and interim financial statements. Management has assessed the requirements of FAS 131 and determined that the Company operates in three business segments representing the Company's three principal distribution channels: High Net Worth, Mutual Fund and Institutional.

Revenue in the High Net Worth distribution channel is earned from relationships with wealthy individuals, family trusts and managed account programs. Revenue in the Mutual Fund distribution channel is earned from advisory and sub-advisory relationships with mutual funds. Revenue in the Institutional distribution channel is earned from relationships with foundations and endowments, defined benefit and defined contribution plans and Taft-Hartley plans. In the case of Affiliates with transaction-based brokerage fee businesses, revenue reported in each distribution channel includes fees earned for transactions on behalf of clients in that channel.

As described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations," in firms with revenue sharing arrangements, a certain percentage of revenue is allocated for use by management of an Affiliate in paying operating expenses of that Affiliate, including salaries and bonuses, and is called an "Operating Allocation." In reporting segment operating expenses, Affiliate expenses are allocated to a particular segment on a pro rata basis with respect to the revenue generated by that Affiliate in such segment. Generally, as revenue increases, additional compensation is typically paid to Affiliate management partners from the Operating Allocation. As a result, the contractual expense allocation pursuant to a revenue sharing arrangement may result in the characterization of any growth in profit margin beyond the Company's Owners' Allocation as an operating expense. All other operating expenses (excluding intangible amortization) and interest expense, have been allocated to segments based on the proportion of cash flow distributions reported by Affiliates in each segment.

2000	High Net Worth	Mutual Fund	Institutional	Total
Revenue	$138,930	$ 97,410	$222,368	$ 458,708
Operating expenses:				
Depreciation and amortization	8,094	7,551	15,375	31,020
Other operating expenses	74,873	53,548	124,832	253,253
	82,967	61,099	140,207	284,273
Operating income	55,963	36,311	82,161	174,435
Non-operating (income) and expenses:				
Investment and other income	1,226	(606)	(2,884)	(2,264)
Interest expense	5,669	3,438	6,643	15,750
	6,895	2,832	3,759	13,486
Income before minority interest and income taxes	49,068	33,479	78,402	160,949
Minority interest	(16,293)	(12,086)	(36,962)	(65,341)
Income before income taxes	32,775	21,393	41,440	95,608
Income taxes	13,354	8,716	16,882	38,952
Net Income	$ 19,421	$ 12,677	$ 24,558	$ 56,656
Total assets	$195,880	$194,163	$403,687	$ 793,730
Goodwill	$103,116	$124,217	$216,783	$ 444,116
2001				
Revenue	$133,780	$113,621	$160,809	$ 408,210
Operating expenses:				
Depreciation and amortization	8,861	8,569	16,671	34,101
Other operating expenses	71,475	60,812	87,535	219,822
	80,336	69,381	104,206	253,923
Operating income	53,444	44,240	56,603	154,287
Non-operating (income) and expenses:				
Investment and other income	(977)	(1,545)	(2,583)	(5,105)
Interest expense	5,346	4,120	5,262	14,728
	4,369	2,575	2,679	9,623
Income before minority interest and income taxes	49,075	41,665	53,924	144,664
Minority interest	(18,116)	(15,583)	(27,651)	(61,350)
Income before income taxes	30,959	26,082	26,273	83,314
Income taxes	12,384	10,433	10,508	33,325
Net Income	$ 18,575	$ 15,649	$ 15,765	$ 49,989
Total assets	$294,053	$381,882	$484,386	$1,160,321
Goodwill	$169,429	$214,741	$271,141	$ 655,311
2002				
Revenue	$139,789	$164,607	$178,140	$ 482,536
Operating expenses:				
Depreciation and amortization	6,122	1,197	13,057	20,376
Other operating expenses	77,392	89,849	99,091	266,332
	83,514	91,046	112,148	286,708
Operating income	56,275	73,561	65,992	195,828
Non-operating (income) and expenses:				
Investment and other income	(956)	(1,222)	(1,295)	(3,473)
Interest expense	7,998	8,573	8,646	25,217
	7,042	7,351	7,351	21,744
Income before minority interest and income taxes	49,233	66,210	58,641	174,084
Minority interest	(21,270)	(28,176)	(31,400)	(80,846)
Income before income taxes	27,963	38,034	27,241	93,238
Income taxes	11,185	15,213	10,898	37,296
Net Income	$ 16,778	$ 22,821	$ 16,343	$ 55,942
Total assets	$290,227	$498,154	$454,613	$1,242,994
Goodwill	$181,207	$268,534	$289,312	$ 739,053

19. SUBSEQUENT EVENTS (UNAUDITED)

In February 2003, the Company completed a private placement of floating rate senior convertible securities due 2033 ("convertible securities") with an aggregate principal amount of $300 million. The convertible securities bear interest at a floating rate equal to 3-month LIBOR minus 0.50%, payable in cash quarterly. Each $1,000 convertible security is convertible into shares of AMG Common Stock upon the occurrence of any of the following events: (i) if the closing price of a share of AMG's Common Stock on the New York Stock Exchange exceeds $97.50 over certain periods; (ii) if the credit rating assigned by Standard & Poor's is below BB-; (iii) if AMG calls the convertible securities for redemption; or (iv) in the event that AMG takes certain corporate actions. Upon conversion, holders of the securities will receive 12.3077 shares of AMG Common Stock for each $1,000 convertible security. In addition, if at the time of conversion the market price of AMG's Common Stock exceeds $81.25 per share, holders will receive additional shares of AMG Common Stock based on AMG's stock price at the time of the conversion. AMG may redeem the convertible securities for cash at any time on or after February 25, 2008, at their principal amount. AMG may be required to repurchase the convertible securities at the option of the holders, on February 25 of 2008, 2013, 2018, 2023 and 2028, at their principal amount. AMG may choose to pay the purchase price for such repurchases in cash or shares of AMG Common Stock. It is the Company's current intention to repurchase the securities with cash.

From January 1, 2003 through March 25, 2003, the Company repurchased 744,500 shares of its Common Stock and $111,500 principal amount at maturity of zero coupon senior convertible notes.

COMMON STOCK INFORMATION

Market for AMG's Common Equity and Related Stockholder Matters

Our Common Stock is traded on the New York Stock Exchange (symbol: AMG). The following table sets forth the high and low closing prices as reported on the New York Stock Exchange composite tape since January 1, 2001.

2001	High	Low
First Quarter	$62.00	$44.00
Second Quarter	63.90	43.60
Third Quarter	71.90	55.01
Fourth Quarter	73.34	56.79
2002		
First Quarter	$73.64	$65.55
Second Quarter	71.35	60.98
Third Quarter	62.68	40.51
Fourth Quarter	54.75	39.45
2003		
First Quarter (1)	$55.27	$37.00

(1) Data for this period reflects high and low closing prices from January 1, 2003 through March 25, 2003.

The closing price for a share of our Common Stock on the New York Stock Exchange on March 25, 2003 was $43.04.

As of December 31, 2002 and March 25, 2003, there were 44 stockholders of record.

We have not declared a dividend with respect to the periods presented. Since we intend to retain earnings to finance investments in new Affiliates, repay indebtedness, pay interest and income taxes, repurchase shares of our Common Stock when appropriate and develop our existing business, and since our credit facility prohibits us from making dividend payments to our stockholders, we do not anticipate paying dividends on our Common Stock in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SHAREHOLDER INFORMATION

Corporate Offices
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965
(617) 747-3300
www.amg.com

Independent Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts

Transfer Agent and Registrar
LaSalle Bank, NA
Chicago, Illinois

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: AMG

Annual Meeting
The Annual Meeting of Stockholders will be held at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts, on June 3, 2003.

Form 10-K
Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by requesting them from:
Investor Relations
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965

This Annual Report to Stockholders contains forward-looking statements. There are a number of important factors that could cause AMG's actual results to differ materially from those indicated by such forward-looking statements including, but not limited to, those listed elsewhere in this Annual Report and in the Section titled "Business – Cautionary Statements" in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission.

Board of Directors

William J. Nutt
Chairman and Chief Executive Officer

Sean M. Healey
President and Chief Operating Officer

Richard E. Floor
Partner,
Goodwin Procter LLP

Stephen J. Lockwood
Managing Director,
Stephen J. Lockwood & Company, LLC

Harold J. Meyerman
Private Investor

Rita M. Rodriguez
Former Director,
Export-Import Bank of the United States

William F. Weld, Esq.
Partner,
Leeds Weld & Company

Executive Officers

William J. Nutt
Chairman and Chief Executive Officer

Sean M. Healey
President and Chief Operating Officer

Seth W. Brennan
Executive Vice President, New Investments

Darrell W. Crate
Executive Vice President and Chief Financial Officer

Nathaniel Dalton
Executive Vice President, Affiliate Development

Designed and Produced by Taylor & Ives, NYC


AMG

AFFILIATED MANAGERS GROUP, INC.

www.amg.com